# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
# Washington, D.C. 20549

# FORM C

# UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

*Name of issuer*
Texas Zebo, LLC

*Legal status of issuer*

  *Form*
  Limited Liability Company

  *Jurisdiction of Incorporation/Organization*
  Texas

  *Date of organization*
  November 30, 2001

*Physical address of issuer*
218 W. Fourth Street, Austin, TX 78701

*Website of issuer*
http://halcyoncoffeebar.com/ and http://stellapublichouse.com/

*Name of intermediary through which the offering will be conducted*
First Democracy VC

*CIK number of intermediary*
0001683054

*SEC file number of intermediary*

1

007-00076

**CRD number, if applicable, of intermediary**
285360

**Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering**
6.0% of the amount raised

**Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest**
None

**Type of security offered**
Revenue Share Promissory Note

**Target number of securities to be offered**

_____

**Price (or method for determining price)**
The price of the Securities was determined arbitrarily.

**Target offering amount**
$100,000.00

**Oversubscriptions accepted:**
☑ Yes
☐ No

**Oversubscriptions will be allocated:**
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

**Maximum offering amount (if different from target offering amount)**
$500,000.00

**Deadline to reach the target offering amount**
February 14, 2017

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

*Current number of employees*
96

| | Most recent fiscal year-end | Prior fiscal year-end |
|---|---|---|
| **Total Assets** | $943,308.00 | $981,574.00 |
| **Cash & Cash Equivalents** | $90,830.00 | $103,141.00 |
| **Accounts Receivable** | $27,846.00 | $26,943.00 |
| **Short-term Debt** | $160,970.00 | $172,221.00 |
| **Long-term Debt** | $0.00 | $8,968.00 |
| **Revenues/Sales** | $4,629,684.00 | $3,977,862.00 |
| **Cost of Goods Sold** | $1,741,872.00 | $1,428,829.00 |
| **Taxes Paid** | $125,822.00 | $136,329.00 |
| **Net Income** | $386,953.00 | $333,455.00 |

***The jurisdictions in which the issuer intends to offer the securities:***
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**December 14, 2016**

**FORM C**

**Up to $500,000.00**

**Texas Zebo, LLC**





**Revenue Share Promissory Note**

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Texas Zebo, LLC, a Texas Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Revenue Share Promissory Note of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $100,000.00 and up to $500,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of securities that can be purchased is $250.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*".  In order to purchase Securities, a prospective investor must complete and execute a Revenue Loan Agreement.  Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion.  The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC as (the "Intermediary").  The Intermediary will be entitled to receive related to the purchase and sale of the Securities.

|  | Price to Purchasers | Service Fees and Commissions (1) | Net Proceeds |
| --- | --- | --- | --- |
| Minimum Individual Purchase Amount | $250.00 | $15.00 | $235.00 |
| Aggregate Minimum Offering Amount | $100,000.00 | $6,000.00 | $94,000.00 |
| Aggregate Maximum Offering Amount | $500,000.00 | $30,000.00 | $470,000.00 |

(1)      This excludes fees to Company's advisors, such as attorneys and accountants.

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these securities are exempt from registration. An issuer filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less**

**than $10,000,000, 4) the repurchase of all the Securities sold in this offering by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C is December 14, 2016.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY.  NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION.  EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

**NASAA UNIFORM LEGEND**

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES

AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

**SPECIAL NOTICE TO FOREIGN INVESTORS**

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

*Forward Looking Statement Disclosure*

*This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

7

*Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

## Table of Contents

**ONGOING REPORTING**

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2017.

Once posted, the annual report may be found on the Company's website at: http://halcyoncoffeebar.com/ and http://stellapublichouse.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least three annual reports pursuant to Regulation CF;
(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

**About this Form C**

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

## SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Texas Zebo, LLC (the "Company") is a Texas Limited Liability Company, formed on November 30, 2001. The Company is currently also conducting business under the name of Halcyon Stella Public House.

The Company is located at 218 W. Fourth Street, Austin, TX 78701.

The Company's websites are http://halcyoncoffeebar.com/ and http://stellapublichouse.com/.

The information available on or through our website is not a part of this Form C.  In making an investment decision with respect to our securities, you should only consider the information contained in this Form C.

**The Business**
Texas Zebo owns and operates restaurants in the major markets of Texas. We have the rights to operate the Halcyon and Stella Public House brands/concepts in Texas.

**The Business Plan**
We plan to offer excellent service, coffee, cocktails, and cuisine in a chic comfortable setting to create a strong repeat customer base and destination coffee bar/cafe and restaurant in each location we open.

**The Offering**

| | |
|---|---|
| **Minimum amount of Revenue Share Promissory Note  being offered** | $100,000.00 |
| **Total Revenue Share Promissory Note outstanding after offering (if minimum amount reached)** | $100,000.00 |
| **Maximum amount of Revenue Share Promissory Note** | $500,000.00 |

| | |
|---|---|
| **Total Revenue Share Promissory Note outstanding after offering (if maximum amount reached)** | $500,000.00 |
| **Purchase price per Security** | The price of the Securities was determined arbitrarily. |
| **Minimum investment amount per investor** | $250.00 |
| **Offering deadline** | February 14, 2017 |
| **Use of proceeds** | See the description of the use of proceeds on page 22 hereof. |
| **Voting Rights** | See the description of the voting rights on page 30 hereof. |

**RISK FACTORS**

**Risks Related to the Company's Business and Industry**

***The delivery of our customer experience in the food and beverage market-space is highly competitive.***
We face competition with respect to all our brands and locations. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in customer service and marketing and thus may be better equipped than us to grow and capture consumer share of wallet.

***In general, demand for our products and services is highly correlated with general economic conditions.***
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the US or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result.

***The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.***
In particular, the Company is dependent on Kris Hardy and John Long who are Managing Partners at Zebo LLC. The Company has or intends to enter into employment agreements with Kris Hardy and John Long although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Kris Hardy and John Long or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

***The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.***
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient

capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

***Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.***
The Company is dependent on Kris Hardy and John Long in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if either of Kris Hardy and John Long die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

***We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.***
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

***We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.***
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

***The Company has indicated that it has engaged in certain transactions with related persons.***
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

***Changes in employment laws or regulation could harm our performance.***
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing

regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

***Our business is substantially dependent upon awareness and market acceptance of our brands and retail execution.***
Our business depends on acceptance by consumers of our brands and our retail execution of them. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

***There are general economic risks associated with the restaurant and bar/tavern industry.***
Restaurants are a very cyclical business. Economic recessions can lead to fewer customers as consumers become more cost conscientious and curb spending amid unemployment and other economic uncertainty. Increasing costs for energy can prevent customers from traveling to our location, increase the price of packaging of products that we purchase, increase shipping and delivery charges for our ingredients and supplies and increase the cost of heating and refrigeration.

Inflationary pressure, particularly on food costs, labor costs (especially associated with increases in the minimum wage) and health care benefits, can negatively affect the operation of the business. Shortages of qualified labor are sometimes experienced in certain local economies. All of these events could have a negative effect on our business.

***Our inability to successfully and sufficiently raise menu prices could result in a decline in profitability.***
We utilize menu price increases to help offset cost increases, including increased cost for commodities, minimum wages, employee benefits, insurance arrangements, construction, utilities and other key operating costs. If its selection and amount of menu price increases are not accepted by consumers and reduce guest traffic, or are insufficient to counter increased costs, our financial results could be harmed.

***The sale of alcoholic beverages at our restaurant subjects us to additional regulations and potential liability.***
Because we sell alcoholic beverages, we are required to comply with the alcohol licensing requirements of the federal government, state and municipal authorities where our restaurant is located. Alcoholic beverage control regulations require applications to state authorities and, in certain locations, county and municipal authorities for a license and permit to sell alcoholic beverages on the premises and to provide service for extended hours and on Sundays. Typically, the licenses are renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of restaurants and bars, including minimum age of guests and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages. If we fail to comply with federal, state or local regulations, our licenses may be revoked, and we may be forced to terminate the sale of alcoholic beverages. Further, growing movements to change laws relating to alcohol may result in a decline in alcohol consumption, all of which may negatively impact operations or result in the loss of liquor licenses.

***In certain states we are subject to "dram shop" statutes.***
Dram shop statutes generally allow a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated

person. Some dram shop litigation against restaurant companies has resulted in significant judgments, including punitive damages.

***Damage to our reputation could negatively impact our business, financial condition and results of operations.***
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business.

We may be adversely affected by any negative publicity, regardless of its accuracy, including with respect to:

- food safety concerns, including food tampering or contamination;
- food-borne illness incidents;
- the safety of the food commodities we use, particularly beef;
- guest injury;
- security breaches of confidential guest or employee information;
- employment-related claims relating to alleged employment discrimination, wage and hour violations, labor standards or health care and benefit issues; or
- government or industry findings concerning our restaurant, restaurants operated by other food service providers, or others across the food industry supply chain.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction.

***Our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents could be caused by factors outside of our control.***
We cannot ensure that all food items will be properly maintained during transport throughout the supply chain or that our employees will identify all products that may be spoiled and should not be used in our restaurant. If our guests become ill from food-borne illnesses, we could be forced to temporarily close. Furthermore, any instances of food contamination, whether or not at our restaurant, could subject us or our suppliers to a food recall pursuant to the United States Food and Drug Administration's ("FDA") recently enacted Food Safety Modernization Act ("FSMA").

Shortages or interruptions in the supply or delivery of food products could adversely affect our operating results.

***We are dependent on frequent deliveries of food products that meet our specifications.***
Shortages or interruptions in the supply of food products caused by problems in production or distribution, inclement weather, unanticipated demand or other conditions could adversely affect the availability, quality and cost of ingredients, which would adversely affect our operating results.

***Security breaches of confidential guest information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.***

Our business requires the collection, transmission and retention of large volumes of guest and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that guest and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and guest and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, guests' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

***We are subject to risks associated with leasing property subject to long-term non-cancelable leases.***

We do not own any real property and our restaurants are located on leased premises. The majority of our leases have a term of 5-10 years and provide for one or two five-year renewal options as well as for rent escalations. We generally cannot cancel the lease. If we close the restaurant, we may still be obligated to perform our monetary obligations under the lease. We depend on cash flows from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities we may not be able to service our lease expenses.

***Increased food commodity and energy costs could decrease our operating profit margins.***

Our profitability depends on our ability to anticipate and react to changes in the price and availability of food commodities, including among other things beef, poultry, grains, dairy and produce. Prices may be affected due to market changes, shortages or interruptions in supply due to weather, disease or other conditions beyond our control, or other reasons. Other events could increase commodity prices or cause shortages that could affect the cost and quality of the items we buy or require us to further raise prices or limit our menu options. These events could impact our pricing and negatively affect our sales and profit margins. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be accepted by our guests.

***We are subject to many federal, state and local laws with which compliance is both costly and complex.***

The restaurant industry is subject to extensive federal, state and local laws and regulations, including the comprehensive health care reform legislation and those relating to the preparation and sale of food. Such laws and regulations are subject to change from time to time. The failure to comply with these laws and regulations could adversely affect our operating results. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses, permits and approvals could adversely affect our business.

*There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach may now be required.*

HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Many states have required restaurants to develop and implement HACCP Systems, and the United States government continues to expand the sectors of the food industry that must adopt and implement HACCP programs. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise impact our business.

*The Americans with Disabilities Act prohibits discrimination in employment and public accommodations on the basis of disability.*

Under the Americans with Disabilities Act, we could be required to modify our restaurant to provide service to, or make reasonable accommodations for the employment of, disabled persons.

*We are subject to and must comply with federal immigration law.*

Our employment practices are subject to the requirements of the Immigration and Naturalization Service relating to citizenship and residency.

*Our insurance may not provide adequate levels of coverage against claims.*

We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

*Our business is subject to seasonal fluctuations.*

Our business is subject to seasonal fluctuations. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

*Because our restaurants are local businesses, we are susceptible to economic and other trends and developments, including adverse weather conditions, in these specific cities.*

Our financial performance is dependent on our restaurants located in Austin, San Antonio, and Dallas. As a result, adverse economic conditions in these cities could have a material adverse effect on our overall results of operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a negative effect on our business. For example, we experienced reduced sales from a road closure in front of our restaurant in San Antonio.

**Risks Related to the Securities**

*The Revenue Share Promissory Note will not be freely tradable until one year from the initial purchase date. Although the Revenue Share Promissory Note may be tradeable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.*

You should be aware of the long-term nature of this investment.  There is not now and likely will not be a public market for the Revenue Share Promissory Note.  Because the Revenue Share Promissory Note have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Revenue Share Promissory Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF.  It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Revenue Share Promissory Note may also adversely affect the price that you might be able to obtain for the Revenue Share Promissory Note  in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company.  Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

***Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.***
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company.  The Company also has relied on exemptions from securities registration requirements under applicable state securities laws.  Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide.  Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

***No Guarantee of Return on Investment***
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment.  For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

***A majority of the Company is owned by a small number of owners.***
Prior to the offering the Company's current owners of 20% or more beneficially own up to 84.1% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Texas law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of  directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

***The Company has the right to extend the Offering deadline.***
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives

the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

***The Securities will be effectively subordinate to any of our debt that is secured.***
The Securities will be unsecured, unguaranteed obligations of the Company and will be effectively subordinated to any present or future secured debt obligations that we may incur in the future to the extent of the value of the assets securing that debt. The effect of this subordination is that if we are involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any of our secured debt, if any, our assets that secure debt will be available to pay obligations on the Securities only after all debt under our secured debt, if any, has been paid in full from those assets. Holders of the Securities will participate in any remaining assets ratably with all of our other unsecured and unsubordinated creditors, including trade creditors. We may not have sufficient assets remaining to pay amounts due on any or all of the Securities then outstanding.

***We are permitted to incur more debt, which may increase our risk of the inability to pay interest and principal on the Securities when it comes due.***
We are not restricted from incurring additional secured or unsecured debt or other liabilities. If we incur additional debt or liabilities, your security may be subordinate to the payment of principal or interest on such other future debt and our ability to pay our obligations on the Securities could be adversely affected. We expect that we will from time to time incur additional debt and other liabilities. In addition, we are not restricted from paying dividends or issuing or repurchasing our equity interests.

***The provisions of the Securities relating to a liquidation event or change of control transactions will not necessarily protect you.***
The provisions in the Securities will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving us. These transactions may not involve a "liquidation event" or "change of control" which would to trigger these protective provisions. Except in certain circumstances, the Securities will not permit the holders of the Securities to require us to repurchase the Securities in the event of a takeover, recapitalization or similar transaction.

***We may not be able to repurchase all of the Securities upon a liquidation event or change of control repurchase event.***
Upon the occurrence of events constituting a liquidation event or change of control, we will be required to offer to repurchase the Securities. We may not have sufficient funds to repurchase the Securities in cash at such time or have the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the Securities for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time.

***We may not be able to generate sufficient cash flow to meet our interest payment obligations on the Securities.***
Our ability to generate sufficient cash flow from operations to make scheduled interest payments on the Securities will depend on our future financial performance, which will be affected by a range of economic, competitive, and business factors, many of which are outside of our control. The Company will be in default if it is unable to pay interest or principal when due, which could force us to discontinue our business. If we do not generate sufficient cash flow from operations, we may have to undertake alternative financing plans, such as refinancing or restructuring our

debt, selling assets, reducing or delaying capital investments, or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of the agreements governing our indebtedness then outstanding. Our inability to generate sufficient cash flow to satisfy our interest payments on the Securities would severely negatively impact your investment in the Securities.

***You will not have a vote or influence on the management of the Company.***
Substantially all decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser, will have a very limited ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

***The Securities are secured only up to the value of the collateral.***
To the extent the amount owed to you with respect to the Securities exceeds the value of the collateral, that portion of the amount owed to you will be general unsecured debt of the Company and rank ratably with all unsecured claimholders. Furthermore, there cannot be any assurances that the collateral will retain any or all of its current value.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

## BUSINESS

### Description of the Business
Texas Zebo owns and operates restaurants in the major markets of Texas. We have the rights to operate the Halcyon and Stella Public House brands/concepts in Texas.

### Business Plan
We promote a culture of quality and integrity in all aspects of our business, including the exceptional team we hire and train, the premium ingredients making up our menu and the décor of our restaurant. We invite all stakeholders to share in this culture with us. This commitment fosters lasting relationships with our guests. We continually invest in our employees, to ensure

they are treated and trained well to deliver a superior guest experience. This vision reflects our goal to be the neighborhood restaurant of choice. For Halcyon Coffeebar and Lounge, our signature menu items are our specialty coffees, tableside s'more and caffeinated cocktails. For Stella, our signature items are our proprietary wood-fired pizza, our mozzarella which is pulled in house every day and our craft beer selection. We prepare and cook our food to order and strive to use the freshest premium ingredients available. Our core menu is supplemented with local and seasonal offerings. We believe our quality offerings served in in a casually refined setting will keep local regulars returning and entice diners from other neighborhoods to make the trip.

**History of the Business**
The company was founded by John Long, Kris Hardy, and Hanson Li in 2001 to launch Halcyon in Austin, Texas.

**The Company's Products and/or Services**

| Product / Service | Description | Current Market |
| --- | --- | --- |
| Halcyon | Halcyon is a coffeehouse, bar, and lounge that serves espresso beverages, craft cocktails, and comfort food in a modern cafe environment. | Austin, TX<br>San Antonio, TX |
| Stella Public House | Stella Public House is a gastro-pub that specializes in artisan wood-fired pizzas and craft beer. | San Antonio, TX |

**Future Locations**
Halcyon in Dallas, Texas.
A second Halcyon and the first Stella Public House in Austin, Texas.

**Competition**
The Company's primary competitors are all coffeehouses, fast-casual restaurants, full-service restaurants, and bars that operate in Texas.

We face significant competition for guests from many well-established companies that compete directly and indirectly with us with respect to food quality, service, price and value, design and location. We compete with other local fast-food, limited-service and full-service restaurants. Some of our competitors have significantly greater financial, marketing, personnel and other resources than we do, and many of our competitors have greater name recognition than we do. Our success depends on the popularity of our menu and the experience we offer our guests.

**Supply Chain and Customer Base**
We have a limited number of suppliers for our major menu items, including coffee, mozzarella curd, pizza flour and milk. We purchase all of our (i) coffee from two suppliers, with one supplier providing approximately 99% of our coffee beans last year, (ii) mozzarella curd directly from one supplier in each location, (iii) pizza flour from one supplier, (iv) milk from one

supplier. Due to this concentration of suppliers, the cancellation of our supply arrangements with any one of these suppliers could materially and adversely affect our business.

Our customers are our neighbors and local residents who appreciate our quality cuisine and dining experience as well as destination diners who have heard about our restaurant via word of mouth or certain advertising channels. Our customers tend to be a combination of Gen Xer's and Millennials between the ages 18 and 42.

**Intellectual Property and Research and Development**
The Company is not dependent on intellectual property.

**Real Property**

The Company owns or leases the following real property:

| Property Address | Own or Lease | Description |
|---|---|---|
| 218 W. 4th Street, Austin, TX 78701 | Lease | Retail storefront with 1,600 SF ground floor and 1,600 SF basement. |
| 1414 S Alamo St, San Antonio, TX 78210 | Lease | Retail storefront with 4,400 SF. |

The Company intends to own or lease the following real property in the future:

| Property Address | Own or Lease | Description |
|---|---|---|
| 2900 Greenville, Dallas, TX 75206 | Lease | Retail storefront with 3,600 SF. Lease signed. Commencement date Q1'17. |
| 1905 Aldrich St, Austin, TX 78723 | Lease | Retail storefront with 5,600 SF. Lease signed. Commencement date Q1'17. |

**Governmental/Regulatory Approval and Compliance**

Labor laws, particularly minimum wage increases, can impact the businesses' profitability. Other food service compliance legislation or increased health care mandates can also impact the businesses' profitability.

Expenditures for compliance with federal, state and local environmental laws and regulations are fairly consistent from year to year and are not material to the Company.

**Litigation**
None

**Managing Entity**

The Company is operated by the following managing entity:

| Name | Description | Years in business | Management fee |
|------|-------------|-------------------|----------------|
| Zebo, LLC | A restaurant group investment and operating company. | 15 | $0.00 |

**Other**

The Company's principal address is 218 W. Fourth Street, Austin, TX 78701.

The Company has the following additional addresses: 1414 S Alamo St, San Antonio, TX 78210, 2900 Greenville Ave, Dallas, TX 75206, and 1905 Aldrich St, Austin, TX 78723

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

**USE OF PROCEEDS**

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

| Use of Proceeds | % of Minimum Proceeds Raised | Amount if Minimum Raised | % of Maximum Proceeds Raised | Amount if Maximum Raised |
|-----------------|------------------------------|--------------------------|------------------------------|--------------------------|
| Intermediary Fees | 6% | $6,000 | 6% | $30,000 |
| Estimated Attorney Fees | 3% | $3,000 | 1% | $3,000 |
| Estimated Accountant/Auditor Fees | 2% | $1,500 | 0% | $1,500 |
| Marketing | 0% | $0 | 0% | $0 |
| Research and Development | 0% | $0 | 0% | $0 |
| Manufacturing | 0% | $0 | 0% | $0 |
| Equipment | 0% | $0 | 0% | $0 |

| Purchases | | | | |
|---|---|---|---|---|
| Purchase of Real Property | 0% | $0 | 0% | $0 |
| Future Wages | 0% | $0 | 0% | $0 |
| Accrued Wages | 0% | $0 | 0% | $0 |
| Accrued expenses of managers, officers, directors or employees | 0% | $0 | 0% | $0 |
| Repayment of Debt | 0% | $0 | 0% | $0 |
| Repayment of obligations in arrears | 0% | $0 | 0% | $0 |
| General Working Capital | 0% | $0 | 20% | $100,000 |
| Tenant Improvements | 90% | $89,500 | 73% | $365,500 |
| **Total** | **100%** | **$100,000** | **100%** | **$500,000** |

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The company will use its discretion to manage its available capital and deploy it to execute its business plan.

## DIRECTORS, OFFICERS AND EMPLOYEES

### Directors or Managers
The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*
Hanson Chung-Chi Li

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*
Owner 2001-Present

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***
Managing Partner and Founder at Salt Partners 2014-Present Owner at Zebo LLC 2001-Present

***Education***
MBA from Stanford University, Master's Degree in Sociology-Organizational Behavior from Stanford University, Bachelor's Degree in Human Biology from Stanford University

---

***Name***
Kris Hardy

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***
Managing Director at Zebo LLC 2001-Present

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***
Project Leader at Dialog Group, Austin 2014-Present, Founder at Bravo Bench Consulting, 2014-Present, Managing Director at Zebo LLC 2001-Present

***Education***
B.A. in Economics and Psychology from Rice University, MBA from The Wharton School of Business

---

***Name***
John Long

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***
Managing Director 2001-Present

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***
Managing Director at Equity Residences LLC 2011-Present, Managing Director at Zebo LLC 2001-Present

***Education***
B.S. in Mechanical Engineering from Rice University, MBA from The Wharton School of Business

---

**Control/Major Decisions**

The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

| Decision | Person/Entity |
|---|---|
| **Issuance of additional securities** | Board of Directors/Managers/Managing Member |
| **Incurrence of indebtedness** | Board of Directors/Managers/Managing Member |
| **Sale of property, interests or assets of the Company** | Board of Directors/Managers/Managing Member |
| **Determination of the budget** | Board of Directors/Managers/Managing Member |
| **Determination of business strategy** | Board of Directors/Managers/Managing Member |
| **Dissolution of liquidation of the Company** | Board of Directors/Managers/Managing Member |

*Indemnification*

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgements, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**

The Company currently has 96 employees in Texas.

**CAPITALIZATION AND OWNERSHIP**

**Capitalization**

The Company has issued the following outstanding securities:

| Type of security | LLC/Membership Interests |
|---|---|
| **Amount outstanding** | 100 |
| **Voting Rights** | Members only. |
| **Anti-Dilution Rights** | None |

| | |
|---|---|
| **How this security may limit, dilute or qualify the Notes being offered** | None. |
| **Percentage ownership of the Company by holders of the Revenue Share Promissory Note (assuming conversion if convertible securities)** | 0.0% |

The Company has the following debt outstanding:

| | |
|---|---|
| **Type of debt** | Notes |
| **Name of creditor** | James Hardy |
| **Amount outstanding** | $200,000.00 |
| **Interest rate and payment schedule** | Interest Rate 7% per annum, simple interest The borrower shall pay accrued interest on the outstanding principal balance on a monthly basis and continuing on the 1st day of each month thereafter. The entire unpaid principal balance, together with any accrued interest and other unpaid charges or fees hereunder, shall be due and payable on April 30, 2017. |
| **Amortization schedule** | The entire unpaid principal balance, together with any accrued interest and other unpaid charges or fees hereunder, shall be due and payable on April 30, 2017. |
| **Describe any collateral or security** | None |
| **Maturity date** | April 30, 2017 |
| **Other material terms** | |

Following the Offering, the total amount of outstanding indebtedness of the Company will be $300,000 if the Minimum Amount is raised and $700,000 if the Maximum Amount is raised.


**Ownership**
The Company's majority owner and controlling entity is Zebo, LLC, a Delaware Limited Liability Company, that is controlled by John Long and Kris Hardy who have a majority ownership in Zebo, LLC.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Percentage Owned Prior to Offering |
|------|-----------------------------------|
| Zebo, LLC | 84.1% |

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information.**

### Operations

We believe historical earnings on a percentage basis are indicative of future earnings. On an aggregate basis future sales and earnings will proportionately increase based on the addition of new retail locations.

The Company intends to seek to improve profitability in the next 12 months by 1) implementing a new inventory and cost of goods sold management system company-wide, and 2) continued implementation and refinement of a new declining budget operating cost model with local management.

The Company currently requires $225,000.00 a month to sustain operations.

### Liquidity and Capital Resources

The proceeds of the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business expansion plans. The offering proceeds will have a beneficial effect on our liquidity and used to execute our business expansion in Dallas and Austin.

The Company will require additional financing of approximately $1.3 million, in excess of the proceeds from the Offering in order to complete expansion activities as planned.

The Company has the following sources of capital in addition to the proceeds from the Offering: 1. Tenant Improvement Allowance from the respective landlords at the new locations, $325,000 from Austin landlord and $115,000 from Dallas landlord. 2. Short-term loan in the amount of $400,000 to finance construction before the tenant improvement allowance has been paid. The $400,000 has been committed from a related party. 3. Long-term debt to finance FF&E for the two new locations of $500,000 has been committed from a private party. 4. Capital commitments from current shareholders in the amount of $200,000. 5. Short-term line of credit for funding working capital needs in the amount of $200,000 from a related party. The debt described above will have a priority interest in the Company's assets.

Such additional sources of capital are necessary to the operations of the Company.

The additional sources of capital of approximately $1.4 million (assuming the minimum $100,000 is raised in the Offering) are required to fund the leasehold improvements and working capital needs of the planned Dallas and Austin expansion.

**Capital Expenditures and Other Obligations**
The Company has not made any material capital expenditures in the past two years.
The Company intends to make the following material capital expenditures in the future:
We have executed leases in Dallas and Austin for the expansion of Halcyon and Stella Public House. $375,000 is budgeted for capital expenditures in Dallas and $1.04 million is budgeted for capital expenditures in Austin.

The lease at 218 W. 4th Street expires December 31, 2017 and a renewal is currently being re-negotiated.

The Company is currently negotiating terms for debt to pay for all Furniture, Fixtures, and Equipment for the two new locations in Dallas and Austin. It is anticipated this debt will be secured by the assets of the Company and will be in priority to the Securities.

**Material Changes and Other Information Trends and Uncertainties**
There is no guarantee on the sales or profitability at the two new locations being opened in Dallas and Austin in 2017.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgement. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

**THE OFFERING AND THE SECURITIES**

**The Offering**

The Company is offering up to $500,000.00 of Revenue Share Promissory Note. The Company is attempting to raise a minimum amount of $100,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by February 14, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $500,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's sole discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the business.

In order to purchase the Securities you must make a commitment to purchase by completing the Revenue Loan Agreement. Purchaser funds will be held in escrow with Boston Private Bank and

Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering after five (5) days from reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Revenue Loan Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $250.00.

The Offering is being made through First Democracy VC, the Intermediary. The following sets forth the compensation being paid in connection with the Offering.

*Commission/Fees*
6.0% of the amount raised

*Stock, Warrants and Other Compensation*
None.

*Transfer Agent and Registrar*
The Company will act as transfer agent and registrar for the Securities.

**The Securities**
 We are offering Revenue Share Promissory Notes in the Offering.

*Interest Payment and Amortization Schedule*
The principal amount of a single Security or "Note" is $250.00. The Notes will not have any original issue discount. The Securities will pay interest at a rate of 1% of Revenue (as defined in the Note) in cash.

The Notes will mature when Investors receive payments in an aggregate amount of 1.5 times their initial loan amount (the "Repayment Amount"). The Borrower may pay off all of the Loans in their entirety at any time by paying the Lenders any unpaid part of the Repayment Amount for all of the Loans. The Borrower may make partial prepayments, provided that all partial prepayments shall be made pro rata among all of the Lenders based on the amount of their Loans to the Borrower. The Notes will not require a prepayment penalty.

Beginning on the Payment Start Date (one full quarter after the Closing Date, except in the case of a Permitted Deferral), Borrower shall make quarterly payments to Lender until the Repayment Amount is paid in full; provided, however, that at any time the Company may defer up to one of such payments upon notice to Lender.

The Promissory notes will be considered paid in full and this agreement will terminate when the Borrower has paid the Lender the Repayment Amount (1.5x the amount of the Loan amount), except in the Event of a Default, in which the Borrower will owe Lender additional amounts as set forth in the Note.

### *Security*
The Notes are not secured.

### *Subordination*
The Notes are subordinate to other indebtedness of the Company.

### *Events of Default*
In addition to the standard events of default such the Company's failure to pay principal and/or interest on the Notes, liquidation of the Company and voluntary or involuntary bankruptcy proceedings of the Company.

### *Covenants*
The Notes do not contain restrictive covenants, which would inhibit its ability to take certain actions.

### Voting and Control
The Securities have no voting rights.

The following table sets forth who has the authority to make the certain Company appointments:

| | |
|---|---|
| **Appointment of the Managers or Board of Directors of the Company** | Members |
| **Appointment of the Officers of the Company** | Members |

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

### Anti-Dilution Rights
The Securities do not have anti-dilution rights.

**Restrictions on Transfer**

The Securities being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

**Other Material Terms**

The Company does not have the right to repurchase the Revenue Share Promissory Note.

**TAX MATTERS**

**EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**Potential purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.**

**EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST**

**Related Person Transactions**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

*Loans*

| Related Person/Entity | James Hardy |
|---|---|
| Relationship to the Company | Brother of Kris Hardy |
| Total amount of money involved | $200,000.00 |
| Benefits or compensation received by related person | Fair market interest rate of 7%. |
| Benefits or compensation received by Company | None. |
| Description of the transaction | Short-term debt financing of tenant improvement allowance for construction. |

*Distributions or Payments*

| Related Person/Entity | Michele Long |
|---|---|
| Relationship to the Company | Spouse of John Long |
| Total amount of money involved | $2,250.00 |
| Benefits or compensation received by related person | Fair market rate of $2,250 per month for bookkeeping services. |
| Benefits or compensation received by Company | None. |
| Description of the transaction | Bookkeeping services for Zebo, LLC, Texas Zebo, LLC, and California Zebo, LLC. |

**Conflicts of Interest**

The Company has engaged in the following transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its security holders.

## OTHER INFORMATION

**Bad Actor Disclosure**

None

# SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/John Long
(Signature)

John Long
(Issuer)

Manager
(Title)


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Kris Hardy
(Signature)

Kris Hardy
(Name)

Managing Member, Zebo LLC
(Title)

December 14, 2016
(Date)


/s/John Long
(Signature)

John Long
(Name)

Managing Member, Zebo LLC
(Title)

December 14, 2016
(Date)

**EXHIBITS**

| Exhibit A | Financial Statements |
| Exhibit B | Investment Summary |
| Exhibit C | Video Transcript |
| Exhibit D | Company Pitch Deck |
| Exhibit E | Webinar Transcript |

**EXHIBIT A**
*Financial Statements*

TEXAS ZEBO, LLC

FINANCIAL STATEMENTS
(UNAUDITED)

DECEMBER 31, 2015 AND 2014

With Independent Accountant's Review Report



Darrel Thornton, P.C.
Certified Public Accountant

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Management
Texas Zebo, LLC

I have reviewed the accompanying financial statements of Texas Zebo, LLC (a limited liability company) (the "Company"), which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, changes in members' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**
My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

**Accountant's Conclusion**
Based on my review, I are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Darrel Thornton, P.C.

**Darrel Thornton, P.C.**
Austin, Texas
December 8, 2016

P.O. Box 202020 • Austin, Texas 78720-2020 • (512) 219-9229 • FAX (866) 685-1626
e-mail: darrel@dtcpa.biz


**Texas Zebo, LLC**
**Balance Sheets**
**December 31, 2015 and 2014**


|  | 2015 | 2014 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | | |
| Cash | $ 90,830 | $ 103,141 |
| **Other Current Assets** | | |
| Accounts Receivable | $ 27,846 | $ 26,943 |
| Inventory | $ 92,628 | $ 151,123 |
| Prepaid Expenses | $ 15,100 | $ - |
| Credit Card Receivables | $ 33,876 | $ - |
| Total Other Current Assets | $ 169,449 | $ 178,065 |
| **Total Current Assets** | $ 260,279 | $ 281,206 |
| **Fixed Assets** | | |
| Austin Fixed Assets | $ 320,683 | $ 281,187 |
| San Antonio Fixed Assets | $ 614,690 | $ 614,690 |
| Accumulated Depreciation | $ (330,676) | $ (273,842) |
| **Total Fixed Assets** | $ 604,697 | $ 622,035 |
| **Other Assets** | | |
| Deposits/Bonds | $ 18,333 | $ 18,333 |
| Goodwill | $ 60,000 | $ 60,000 |
| Total Other Assets | $ 78,333 | $ 78,333 |
| **TOTAL ASSETS** | $ 943,308 | $ 981,574 |
| | | |
| **LIABILITIES and MEMBERS' EQUITY** | | |
| **Liabilities** | | |
| **Current Liabilities** | | |
| Accounts Payable | $ 85,079 | $ 43,121 |
| Credit Cards | $ 13,432 | $ 12,877 |
| Other Current Liabilities | $ 53,491 | $ 57,742 |
| Current portion of Notes Payable | $ 8,968 | $ 58,481 |
| Total Current Liabilities | $ 160,970 | $ 172,221 |
| **Long Term Liabilities** | | |
| Notes Payable | $ - | $ 8,968 |
| **Total Liabilities** | $ 160,970 | $ 181,189 |
| **Equity** | | |
| Total Members' Equity | $ 782,338 | $ 800,385 |
| **TOTAL LIABILITIES and MEMBERS' EQUITY** | $ 943,308 | $ 981,574 |

See accompanying notes to financial statements and independent accountant's review report.

2

# Texas Zebo, LLC
## Statements of Operations
## For the Years Ended December 31, 2015 and 2014

|  | 2015 | 2014 |
|---|---|---|
| Net Sales | $ 4,629,684 | $ 3,977,862 |
| Cost of Goods Sold | 1,741,872 | 1,428,829 |
| Gross Profit | $ 2,887,812 | $ 2,549,033 |
| Operating Expenses |  |  |
| Administrative | 214,977 | 209,885 |
| Direct Operating | 201,767 | 161,701 |
| Marketing | 76,043 | 75,318 |
| Occupancy Cost | 240,665 | 216,694 |
| Personnel | 1,374,516 | 1,181,857 |
| Taxes | 125,822 | 136,329 |
| Utilities | 90,606 | 83,209 |
| Repairs & Maintenance | 50,042 | 57,267 |
| Total Operating Expenses | $ 2,374,438 | $ 2,122,261 |
| Net Operating Income | $ 513,374 | $ 426,772 |
| Other Income/Expense |  |  |
| Other Income | $ 7,466 | $ 10,292 |
| Other Expense |  |  |
| Interest Expense | $ 9,944 | $ 9,308 |
| Depreciation Expense | 77,144 | 71,366 |
| Other Expense | 46,798 | 22,936 |
| Total Other Expense | 133,886 | 103,610 |
| Net Other Income (Expense) | $ (126,420) | $ (93,318) |
| Net Income | $ 386,953 | $ 333,455 |

See accompanying notes to financial statements and independent accountant's review report.

3

# Texas Zebo, LLC
## Statements of Changes in Members' Equity
## For the Years Ended December 31, 2015 and 2014

| | | |
|---|---|---:|
| Balance at December 31, 2013 (unaudited) | $ | 722,480 |
| Net Income | | 333,455 |
| Partner distributions | | (255,550) |
| Balance at December 31, 2014 (unaudited) | $ | 800,385 |
| Net Income | $ | 386,953 |
| Partner distributions | | (405,000) |
| Balance at December 31, 2015 (unaudited) | $ | 782,338 |

See accompanying notes to financial statements and independent accountant's review report.

4

# Texas Zebo, LLC
## Statements of Cash Flows
## For the Years Ended December 31, 2015 and 2014

|  | 2015 | 2014 |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Net Income | $ 386,953 | $ 333,455 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | 77,144 | 71,366 |
| Loss on disposition of assets | 3,984 | - |
| Changes in operating assets and liabilities: | | |
| Inventory | 58,495 | (50,897) |
| Accounts Receivable | (903) | 57,853 |
| Prepaid Expenses | (15,100) | - |
| Credit Card Receivables | (33,875) | 33,652 |
| Accounts Payable | 41,958 | (37,179) |
| Credit Cards | 555 | 5,017 |
| Other Current Liabilities | (4,251) | (75,599) |
| Deposits/Bonds | - | 8,563 |
| Net cash provided by operating activities | $ 514,960 | $ 346,232 |
| | | |
| **Cash Flow from Investment Activities** | | |
| Proceeds from sale of equipment | $ 730 | $ - |
| Purchase of Furniture, Fixtures, & Equipment | $ (42,264) | $ (45,580) |
| Payment for Leasehold Improvements | (22,256) | - |
| Net cash used in investment activities | $ (63,790) | $ (45,580) |
| | | |
| **Cash Flow from Financing Activities** | | |
| Repayment of Long Term Debt | $ (58,481) | $ (45,432) |
| Member Distributions | (405,000) | (255,550) |
| Net cash used in financing activities | $ (463,481) | $ (300,982) |
| | | |
| Net increase (decrease) in cash | $ (12,311) | $ (330) |
| Cash and cash equivalents at beginning of year | $ 103,141 | $ 103,471 |
| Cash and cash equivalents at end of year | $ 90,830 | $ 103,141 |
| | | |
| Supplemental disclosures of cash flow information: | | |
| Cash paid for interest | $ 9,944 | $ 9,308 |

See accompanying notes to financial statements and independent accountant's review report.

5

**Note 1 - Nature of Operations**

Texas Zebo LLC was organized in November 2001 in the state of Texas as a wholly owned subsidiary of Zebo LLC, a Delaware Limited Liability Company.   The financial statements of Texas Zebo LLC (which may be referred to as "TX Zebo", the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Texas Zebo manages two restaurant concepts in Austin and San Antonio, TX that in their own way are about community.  Halcyon Coffeebar and Lounge is a unique urban concept that combines the comfort and convenience of a coffeehouse by day with a laid back bar & lounge atmosphere to hang out in at night.  We offer fast casual gourmet food for breakfast, lunch, brunch and evening snacks alongside an obsessive coffee program and inspired cocktail/beer/wine menu.  It is designed to be the ultimate place to hang out.  Stella Public House, much like Halcyon, is about being a community gathering place and community underscores everything we do.  From the local artisan furniture, to an ambitious selection of local craft brews on tap to our menus that we build off the freshest seasonal ingredients from local farms and ranches.  Nowhere are all of these elements brought together more proudly than on our Napoletana-style pizzas we turn out of our wood-fired oven.  Our dough is just as much our daily obsession as the ingredients that go on it.  With a 200-yr old starter from Naples and a meticulously refined recipe we focus every day and every customer on making pizzas with just the right amount of crunch and chew in each blistered crust.  Our pizza is our contribution to the community we bring together.

**Our ambitions**

Halcyon and Stella Public House have grown steadily and successfully in each neighborhood we've opened in.  We want to build on this by adding new stores across Texas.  Specifically, in 2017 we've secured leases in Dallas's Greenville Ave. neighborhood and Austin's Mueller Town Center Development and have begun discussions for future Houston openings.  Each of these architecturally-driven locations are within communities that have the strongest demographics for both Halcyon and Stella Public House and we expect every success from them.

**Note 2 – Significant Accounting Policies**

**Basis of Accounting**
The accompanying financial statements we prepared using accounting principles generally accepted in the United States of America.  Certain prior period amounts have been reclassified to conform to current presentation.

**Cash Equivalents**
For purposes of the statement of cash flows, the Company considers all short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents.

**Use of Estimates**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported

amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amount of revenue and expenses during the reporting periods. Actual results could differ from these estimates. The Company's most significant estimates relate to the useful lives of property and equipment.

**Inventories**
Inventories consists primarily of food, beverages and tobacco for resale and are stated at the lower of average cost or market.

**Property and Equipment**
Property and equipment are stated at cost. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life ranging from approximately five to ten years. Leasehold improvements are depreciated over the shorter of the useful life or lease life. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from accounts and any resulting gain or loss is reflected in operations.

Depreciation expense for the years ended December 31, 2015 and 2014 was $77,144and 71,366 respectively.

**Revenue Recognition**
Sales are recognized when they occur.

**Concentration of Credit Risk**
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

**Impairment of Long-Lived Assets**
The long-lived assets held and used by the Company are reviewed for impairment no less annually or whenever events or changes in circumstances indicate that the carrying amounts of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived asset may be impaired, an evaluation of recoverability is performed. There were no impairment losses during the years ended December 31, 2015 and 2014.

**Income Taxes**
The Company is a partnership for income tax purposes and is not subject to income taxes in any jurisdiction. Each member is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

**Note 3 – Related Party Transactions**

**Related Party Receivable**
In 2015, the Company has paid expenses on behalf of its parent company Zebo, LLC. The receivable is non-interest bearing. The balance of the related party receivable was $5,338 on December 31, 2015.

**Related Party Services**
Beginning in 2015, bookkeeping services were provided by the manager's spouse in varying amounts from$1,000 to $1,500 per month.  Total fees for bookkeeping services paid to the related party in 2015 were $15,500.

## Note 4 – Commitments and Contingencies

**Lease arrangements**
The Company leases space under non-cancelable operating leases expiring in December 2017 and January 2018.  Future minimum lease payments under these leases as of December 31, 2015 are as follows:

| | |
|---|---|
| 2016 | $201,635 |
| 2017 | 205,101 |
| 2018 | 6,733 |
| | $413,469 |

Rent expense on the Company's operating leases was approximately $215,846 and 204,229 for the years ended December 31, 2015 and 2014 respectively.

## Note 5 – Lines of Credit

The Company has two revolving lines of credit with Wells Fargo Bank.  The lines bear interest at 5%.  Interest is due and payable monthly.  The lines are personally guaranteed by two managing members of the Company.  The Company had drawn $8,968 and $67,449 as of December 31, 2015 and 2014 respectively.

## Note 6 – Members' Capital

**Distributions**
Distributions may be declared and paid by the Company to the members on a pro-rata basis.

**Capital Accounts**
The Company maintains a separate capital account for each member.  Capital accounts are subsequently increased by the amount of all capital contributions made by such member to the Company and that portion of the Company's net income allocated to such member and shall be subsequently decreased by the amount of cash or net agreed value of all actual and deemed distributions of cash or property made to such member pursuant to the membership agreement and that portion of the Company's net loss allocated to such member.

**Allocations of Net Income and Net Loss**
After giving effect to certain special allocations required under the regulations of the Internal Revenue Code and after taking into account any distributions and contributions, net income or net loss of the Company is allocated to member's capital accounts in proportion to their membership interest at the end of the year.

**Note 7 – Subsequent Events**

The Company has entered into new operating leases in Dallas and Austin that commence in 2017. The Company is opening a Halcyon concept in Dallas and both a Halcyon and Stella Public House in Austin. The concept in Dallas is scheduled to open in the first quarter of 2017 and the two concepts in Austin are scheduled to open in the second quarter of 2017.

To finance the leasehold improvements the following future capital obligations are pending:
1. Tenant Improvement Allowance from the respective landlords at the new locations, $325,000 from Austin landlord and $115,000 from Dallas landlord.
2. Short-term loan in the amount of $400,000 to finance construction before the tenant improvement allowance has been paid. The $400,000 has been committed from a related party.
3. Long-term debt to finance FF&E for the two new locations. $500,000 has been committed from a private party.
4. Capital commitments from current shareholders in the amount of $200,000.
5. Short-term line of credit for funding working capital needs in the amount of $200,000 from a related party.

**EXHIBIT B**
*Investment Summary*





**Company:** Texas Zebo

**Market:** Restaurant and beverage

**Product:** Coffee, bar, and lounge and artisan pizzeria

## Company Highlights

- Exclusive rights to Halycon Coffee + Bar + Lounge and Stella Public House brands in Texas
- Currently has two locations that averaged $2.3 million in revenue in 2015 with plans to launch two new locations in 2017
- Plans to launch Halcyon Dallas on Greenville Avenue in February 2017 and flagship Halcyon and Stella Public House in Austin at the landmark Mueller Town Center in April 2017
- Over $4.6 million in sales in 2015, a 16% year-over-year increase from around $4 million in sales in 2014
- Over $431,000 net operating income year-to-date as of October 2016, a 14% year-over-year increase from the same period in 2015

**COMPANY SUMMARY**

### Opportunity

Since 2002, Zebo LLC has successfully operated and grown Halcyon Coffee + Bar + Lounge concept, in Austin, Texas. The first 10 years were formative as the concept was established and operationally proven in Austin's premier entertainment area, the warehouse district. After more than 14 years serving coffee and spirits to Austinites, Halcyon has become a landmark known throughout Texas for its caffeinated cocktails, table-side s'mores and relaxed vibe.

In 2013, Halcyon expanded to another warehouse district redevelopment project in Southtown San Antonio, the Blue Star Arts Complex. Halcyon quickly became a local favorite and exceeded all sales projections. Along with Halcyon's expansion into San Antonio, Zebo launched a new concept called Stella Public House, an Artisan wood-fired pizzeria serving local farm-to-table fare and craft beer. Stella opened to wide acclaim and was recognized as one of the "Best New Restaurants" by San Antonio magazine.

Halcyon and Stella Public House have grown steadily and successfully in each location they've opened. The company intends to build on this growth by adding new stores across Texas. Specifically, in 2017 Texas Zebo has secured leases in Dallas's Greenville Avenue neighborhood and Austin's Mueller Town Center Development. Additionally, discussions have begun for future Houston openings. Each of these architecturally-driven locations are within communities that have favorable demographics for both Halcyon and Stella Public House and topline revenue is forecast to double between 2016 and 2019 with the addition of the three new locations in Austin, Dallas, and Houston.

## Product

Texas Zebo manages two restaurant concepts.  The first concept, **Halcyon Coffee + Bar + Lounge,** is a unique urban hangout that combines the comfort and convenience of a coffeehouse by day with a laid-back bar and lounge atmosphere at night. Halcyon, which means peaceful and carefree is the ideal place to meet up with friends or to get some work done away from the office. Halcyon offers fast casual gourmet food for breakfast, brunch, and lunch, and snacks in the evening, alongside a comprehensive coffee program and a full bar with signature cocktails (e.g. Chocolate Espresso Martini), craft cocktails, and a curated wine and beer selection.



**Stella Public House** has the perfect combination of rustic charm and urban sensibility. Stella, which means star in Italian, is a place customers can go anytime of the week to experience a high-quality meal without needing reservations or fancy attire. Stella offers Artisan-style wood-fired pizzas made from locally sourced organic ingredients and a well curated selection of rotating craft beers from breweries across the nation. Stella's Napolitano style pizzas are smaller, softer, and puffier than typical American pizza with carefully blistered crusts from the wood-fired oven. Additionally, there are farm-to-table sharable small plates and a wood-fired brunch offered every Saturday and Sunday.



Halcyon's interior design is modified to give it a unique character tailored to each neighborhood in which it is located. In Austin's warehouse district, the original location, the interior is rougher around the edges and has more bar seating. In San Antonio, Halcyon has more designed touches, reflecting the art community in which it sits. There is also more café seating which matches the broader food menu offered out of their full kitchen.

| **Austin** | **San Antonio** |
|:---:|:---:|
| Warehouse District | Blue Star Arts Complex |







The Stella Public House in San Antonio is punctuated with several communal tables that encourage large groups, sharing, and meeting new people. Salvaged rustic woods are matched with exposed brick and natural fabrics that warm up the space. There is also an open kitchen so customers can enjoy the artistry up close and absorb every element of the experience.




## Use of Proceeds and Product Roadmap

With the success of Halcyon and Stella Public House in Austin and San Antonio, Zebo is continuing its Texas roll-out with new locations being planned in Dallas, Austin and ultimately Houston. As Halcyon has proven after 14 years in operation, both concepts are long-lasting neighborhood restaurants that can grow and evolve over time to serve the local community for decades. Halcyon Dallas is slated to launch in 2017 in the old Café Brazil building (pictured below) on Greenville Avenue, a high-traffic food and beverage street. The building is 3,600 square feet with a large patio in the front.



The flagships for Halcyon and Stella Public House are slated to launch in Austin's landmark Mueller Town Center (pictured below) in the spring of 2017. The Mueller Town Center District is a planned 1.2 million square foot mixed-use lifestyle district that will include retail, dining, and entertainment options as well as offices, apartments, and condominiums. Halcyon and Stella Public House will have 5,600-square feet of space located in the anchor corner of the new entertainment district facing the park and adjacent to The Thinkery Children's Museum. The lease has been executed, the design is complete, and engineering is underway. Construction will begin in January 2017.



Further down the line, Texas Zebo expects to open a Houston location in 2019-2020. Texas Zebo is already in talks with the developer of Rice Village, a shopping district that offers a mix of retailers, restaurants, and nightlife just minutes from Rice University. Plan are to build another landmark Halcyon and Stella Public House in the new Phase II development of that district.

## Business Model

In 2015, Halcyon Austin drove 41% of Texas Zebo's revenue, generating over $1.8 million in sales. The largest sales category was coffee and non-alcoholic beverages, followed by bar sales, and then food. Halcyon Austin's net operating income was about $293,500 in 2015 — resulting in an operating margin of 15.6%.

San Antonio's Halcyon and Stella Public House each contributed about 30% to Texas Zebo's revenue, generating a combined $2.75 million in sales in 2015. The focus on menu and competitive pricing has driven significant growth in food revenue at the San Antonio Halcyon. While bar sales were still the largest revenue source in 2015 (over $550,000), food sales were a close second (over $450,000). Stella Public House's brunch launch at the end of 2015 was a notable contributor towards generating morning/lunch business. In 2015, food generated roughly two-thirds of sales at Stella and bar sales made up the remaining one-third. In total, the San Antonio location earned net operating income of over $358,000 in 2015, resulting in an operating margin of 13.1%.

## HISTORICAL FINANCIALS

In 2015, Texas Zebo's revenue was over $4.6 million, a 16% year-over-year increase from nearly $4 million in 2014. Sales more than doubled in 2013, the year Halcyon and Stella Public House opened in San Antonio.



Year-to-date as of October 2016, Texas Zebo has generated over $4 million in revenue, a 5.4% year-over-year increase. Over the same time period in 2015, the company made nearly $3.85 million in revenue.



Note: Only 2014 and 2015 financials have been subject to a financial review

Year-to-date as of October 2016, Texas Zebo's operating expenses have totaled more than $2.20 million compared to around $1.97 million over the same period in 2015.


Total Operating Expenses
$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$-
Q1 '13
Q2 '13
Q3 '13
Q4 '13
Q1 '14
Q2 '14
Q3 '14
Q4 '14
Q1 '15
Q2 '15
Q3 '15
Q4 '15
Q1 '16
Q2 '16
Q3 '16

Note: Only 2014 and 2015 financials have been subject to a financial review

Texas Zebo is profitable and has generated over $431,000 of net operating income thus far in 2016. Net income is up 14% year-over-year from 2015 when the company generated nearly $378,000 of net income through October 2015.


Net Operating Income
$250,000
$200,000
$150,000
$100,000
$50,000
$-
$(50,000)
$(100,000)
Q1 '13
Q2 '13
Q3 '13
Q4 '13
Q1 '14
Q2 '14
Q3 '14
Q4 '14
Q1 '15
Q2 '15
Q3 '15
Q4 '15
Q1 '16
Q2 '16
Q3 '16

Note: Only 2014 and 2015 financials have been subject to a financial review

## INDUSTRY AND MARKET ANALYSIS

The U.S. coffee and snack shops industry is expected to generate $39.6 billion in revenue in 2016 and grow at an annualized rate of 2.7% over the next five years to reach $45.4 billion in 2021.[i] The industry continues to benefit from rising household incomes which contributes to increased spending on food prepared outside of the home. Coffee and snack shops have strategically shifted to provide healthier, gourmet menu items. Since these gourmet items typically come with higher price tags, it has resulted in an increase in industry profit.

To attract health-conscious consumers, high-end pizza restaurants have also begun offering more entrée salads, flatbreads, whole-wheat and gluten-free crusts, locally grown produce, and organic ingredients. Pizza restaurants in the U.S. brought in revenues totaling $40.3 billion in 2015. By 2020, industry revenue is expected to increase to $43.7 billion. Pizza chains currently experiencing the greatest growth are those targeting consumers from higher income brackets. The number of households earning over $100,000 is expected to increase 0.8% over the next few years. This combination of an increase in high-income households and the push towards local foods is expected to create higher demand for higher-end pizza restaurants and gourmet pizza.[ii]

Today, more people want to know where their food comes from. This has driven the popularity of local foods, including locally grown produce and locally sourced meats, seafood, and even beer and wine. Local and regional food sales in the U.S. totaled more than $12 billion in 2014, and it is estimated sales could grow to $20 billion by 2019.[iii] Consumers are willing to pay more for locally grown foods. In a 2015 survey, nearly half said they were willing to pay up to 10% more for locally grown or produced foods, and almost one-third said they were willing to pay up to 25% more.[iv]

## COMPETITORS

**Jo's Coffee:** Jo's Coffee opened in Austin on South Congress Avenue in 1999. The coffee shop now has three locations in Austin including one downtown in the Second Street District and one on the St. Edward's University campus. The shop serves pastries, tacos, sandwiches, and coffee roasted by Portland-based Stumptown. The Second Street location serves full breakfast, lunch, dinner, and weekend brunch as well as alcohol.

**Houndstooth Coffee:** In 2010, Houndstooth Coffee opened its first location in Austin on North Lamar. Serving coffee, tea, beer, wine and pastries, the café now has a second Austin location and two Dallas locations. The locally owned and operated café is known for its seasonal offerings such as summertime specialties such as the coffee juleps and the Nine Iron, a drink made with cold brew, fresh lemonade, and turbinado syrup. Houndstooth is working on adding kitchen and cocktail bar in its newest Dallas location in Sylvan Thirty, a mixed-use development in West Dallas.[v] Houndstooth also plans to open a third Austin location on the East Side in 2017.[vi]

**Pinthouse Pizza:** Founded in 2012, Pinthouse Pizza is a brewpub located in Austin, TX that offers unique handcrafted pizzas and beers. The company makes its own hop-forward craft beers, brewed in-house, and also features a selection of guest craft beers on its 45 taps. The menu is made up of its classic and specialty pizzas, as well as its signature "Off the Map Pies" and an array of salads, appetizers, and desserts. Where possible, they source locally and organic. Pinthouse Pizza was named "Austin's Best Brewpub" in the *Austin Monthly* Readers' Choice poll and won a Great American Beer Festival Bronze Medal for its Blind Jake Porter in 2013, and a Bronze Medal for its Jaguar Shark Bourbon Barrel Age Stout in 2014.[vii]

**Unit-D Pizzeria:** Unit-D Pizzeria is a wood-fired pizzeria located in East Austin that offers an ingredient-driven menu of wood-fired pizzas, salads, sides, beer, and wine. Opened in 2015, the restaurant bakes Neapolitan-style pies in an Acunto Mario pizza oven imported from Naples. All of their products and ingredients are either crafted in house (including their dough, mozzarella, sauces, mustards, and desserts) or carefully selected from high-quality farms and purveyors. Unit-D Pizzeria offers a range of draft beers with many local selections and features winemakers primarily from Europe and California who are focused on small production and committed to natural, biodynamic and/or sustainable practices.



**John Long, Co-Founder and Managing Partner:** John Long is currently the Managing Partner of Zebo LLC, a restaurant holding company, and Managing Director of Equity Residences, a private equity real estate fund manager. John was previously a Principal at Airvision, a retail- and restaurant-focused strategy, operations, and branding consulting firm. He has assisted numerous small-market, mid-market, and Fortune 1000 companies with new venture launch, marketing strategy, growth strategies, and M&A strategy and execution. He began his consulting career at McKinsey & Company after graduating with an MBA from The Wharton School of Business. He also holds a B.S. in Mechanical Engineering from Rice University.



**Kris Hardy, Co-Founder and Managing Partner:** Kris is currently the President of Texas Zebo and a Managing Partner of Zebo LLC. She has worked in strategy, marketing and sales with Dell for the past 10 years where she was a Director of Marketing & Merchandising for the North America Consumer organization. Prior to Dell, she worked with the Boston Consulting Group (BCG) and UBS PaineWebber Investment Banking Group. She has spent 20 years assisting Fortune 100 companies with strategic growth opportunities and executing sales, marketing, and brand initiatives. She holds an MBA from The Wharton School of Business and a B.A. in Economics and Psychology from Rice University.

## INVESTMENT TERMS

The Fund anticipates investing in the Company at the following terms:

**Security Type:** Promissory Note
**Round Size:** Min: $100,000 Max: $500,000
**Interest Rate:** Revenue sharing agreement which provides the investors 1% of the Company's gross revenue, up to the repayment amount of 1.5x of their investment
**Length of Term:** Until the repayment amount of 1.5x investment is repaid
**Conversion Provisions:** None

## PRESS

**CultureMap Austin:** Mueller development snags 5 hot Austin restaurants for next phase
**The Austinot**: Downtown Coffee Shop, Bar & Lounge, Halcyon Suits Any Occasion
**KXAN:** Halcyon's Chocolate Espresso Martini
**San Antonio Current**: Stella Public House takes pizza and beer to the next level
**San Antonio Magazine**: Best (New) Restaurants
**MySA**: Review | Stella Public House

**$250+** Investors will be invited to special private parties, happy hours, and new tastings

**$500+** Investors will receive a Halcyon Travel Mug with 10% off refills, plus $250 level perks

**$2,500+** Investors will have their portrait done as latte art by our master barista artist and published out on social media channels (examples: Sherlock, C3PO, Prince, John Lennon, and Customer), a $25 gift card, plus $500 level and below perks

**$5,000+** Investors will can get a cocktail named in their honor or name a drink on the seasonal drink menus, an additional $25 gift card (total of $50), plus the other $2,500 level and below perks

**$10,000+** Investors will receive a Private Pizza Party with Exec Chef that includes a make-your-own wood-fired pizza session for up to 12 guests, a $50 gift card (total of $100), plus the other $5,000 level and below perks

**$25,000+** Investors will receive a VIP Card for 20% off all food and beverage for life, plus a $100 gift card (total of $200), plus the other $10,000 level and below perks

---

[i] IBISWorld Industry Report: *Coffee & Snack Shops in the US*, October 2016

[ii] IBISWorld Industry Report: *Pizza Restaurants in the US,* November 2015

[iii] http://www.usda.gov/wps/portal/usda/usdahome?contentid=usda-results-local.html

[iv] http://fortune.com/2015/08/21/local-food-movement-business/

[v] http://www.dallasobserver.com/restaurants/houndstooths-sean-henry-is-investing-in-dallas-coffee-culture-8458526

[vi] http://austin.eater.com/2016/9/20/12986544/houndstooth-coffee-expands-east-austin

[vii] https://www.facebook.com/pg/PinthousePizzaLamar/about/?ref=page_internal

**EXHIBIT C**
*Video Transcript*

**Kris Hardy:** So where did this all start? In about 2000, when the market crashed, my partner John and I, we really wanted to do something that was more fun, that we were more passion about. So we decided to open a Halcyon Coffee, Bar, and Lounge. And we opened it in Austin's Warehouse District. Halcyon means carefree and untroubled. It was visioned as a place where you could go and relax. And to do that we felt like people needed to have the best coffee or the best alcohol or the best food that they could imagine. It's a counter service concept, with that we feel like you get a quick, fast, but gourmet quality food. When it comes to our cocktails, we have some fun caffeinated combinations, so a long island iced coffee, or the chocolate espresso martini, and so we do a chocolate rim, and we sprinkle the top with espresso beans.

As an investor, Halcyon is unique in one key way, with over 60% of our sales coming after 4:00 and nearly 45% of our sales from alcohol, we have successfully put the bar in coffeebar for over 15 years. In 2013, we decided to expand to a new re-development project in San Antonio and with that we also added a second concept, Stella Public House. Now the interesting thing about Stella and Halcyon, is they share the same space, so from an investor standpoint you get the real estate savings and the management savings of having the same kitchen for two sets of customers and the same management for two sets of customers, but they're totally separate concepts. Stella is about amazing pizza and great craft beer. So starting with the pizza, we've started with a 200-year-old starter from Naples and there's a very involved dough-making process, but the end result is to have the perfectly blistered crust, that's just crunchy on the outside and chewy in the middle and all of that takes less than 7 minutes in an 800 degree oven. This is one reason why we created Stella. People like having a choice of places to go. The more choices, the more people come.

Stella's craft beer program in our locations we have between 25 and 30 taps, so we really look for very interesting, adventurous offering, if you will, of craft beer. So with opening our San Antonio store we learned a lot of things, but the two most important categories of things are one how to manage the operational metrics and the two most important ones are COGS and labor. The other thing we learned was how to manage the top-line with marketing and PR. Everything from building basic awareness through PR and advertising to doing more day-to-day social media posts and making sure that our customers are really in the know of events, seasonal offerings, specials, and we found that both of those do a lot to drive our business, especially during the off hours when that's really where you make your money. If you can be busy on a Tuesday at 4:00, you're going to be profitable.

We are very excited to be adding two new locations this year. We'll open another standalone Halcyon on Dallas' Greenville Avenue. The second location is in Austin, which will be another Halcyon-Stella combo. This will be our new flagship location. We work every day to create something that makes life fun. Great friends, great food, great drinks, the best things in life are truly very simple.

**EXHIBIT D**

*Company Pitch Deck*










# Texas Zebo

2017 Expansion

Investment Opportunity

December 2016

THIS DOCUMENT IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY INTEREST IN SECUTITIES. ANY OFFER FOR SECUTITIES CAN ONLY BE MADE BY THE MEMORANDA AND ONLY IN JURISDICTIONS IN WHICH SUCH AN OFFER WOULD BE LAWFUL AND EXEMPT FROM REGISTRATION UNDER APPLICABLE FEDERAL AND STATE SECURITIES LAWS. INTERESTS IN THE FUNDS WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED OR THE SECURITIES LAWS OF ANY STATE, AND THUS, HAVE SIGNIFICANT LIQUIDITY RESTRICTIONS.

CERTAIN STATEMENTS MADE IN THIS DOCUMENT AND ANY OTHER STATEMENTS REGARDING FUTURE EXPECTATIONS, BELIEFS, GOALS OR PROSPECTS CONSTITUTE FORWARD-LOOKING STATEMENTS MADE WITHIN THE MEANING OF SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. ANY STATEMENTS THAT ARE NOT STATEMENTS OF HISTORICAL FACT (INCLUDING STATEMENTS CONTAINING THE WORDS “BELIEVES,” “PLANS,” “ANTICIPATES,” “EXPECTS,”“ESTIMATES” AND SIMILAR EXPRESSIONS) SHOULD ALSO BE CONSIDERED FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS INCLUDE BUT ARE NOT LIMITED TO STATEMENTS REGARDING PROJECTIONS AND PLANS FOR FUTURE GROWTH AND OPERATIONAL IMPROVEMENTS. A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS OR EVENTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS. CALIFORNIA ZEBO ASSUMES NO OBLIGATION TO UPDATE THE INFORMATION IN THIS COMMUNICATION, EXCEPT AS OTHERWISE REQUIRED BY LAW. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF.

# Summary of Opportunity





San Antonio
MAGAZINE

Best (New) Restaurants

Where to eat now. These new spots are more proof that San Antonio's culinary scene is hot and getting hotter.

Stella Public House

WHAT: Opportunity to participate in market expansion of two successful Texas-based restaurant concepts: Halcyon, an Austin iconic coffeehouse & bar, and Stella Public House, an award winning artisan wood fired pizzeria.

HOW: $250 minimum investment in revenue share promissory note.

DETAILS: 1% of Gross Revenue to Investors until 150% capital returned

# Two Successful Texas Concepts Expanding in 2017









- Iconic Coffeehouse, bar, & Lounge
- Launched in 2002 in Austin
- Two locations - Austin & San Antonio
- $2.0M  Topline, 17% Net, from 1,600 retail sf in Austin

- "Best New Restaurant"
- Launched in 2013 in San Antonio
- First combo Halcyon & Stella concept

# Halcyon - Coffeehouse, Bar, & Lounge











# Stella Public House – Artisan Wood Fired Pizzeria & Craft Beer Taproom






# Replicating Concept Success Eliminates Concept Risk in New Markets

San Antonio Express-News

## Top dishes of 2013



The wild mushroom mac & cheese at Stella Public House has a complex, earthy flavor and texture.

**Wild mushroom mac & cheese** at **Stella Public House**,
1414 S. Alamo St. in the Blue Star Arts Complex,
210-277-7047, www.stellapublichouse.com

The wild mushrooms add a deep layer of earthy flavor and an umam boost, while adding extra texture to create a grown-up version of the familiar classic. The slightly al dente spiral fusilli pasta, creamy and cheesy sauce from gouda and Parmesan, mushrooms and a whispe of white truffle oil create a memorable sensation.

CURRENT

## TOP THINGS I ATE IN 2013



**Lamb meatballs from Stella Public House**, 1414 S Alamo

A sweet little starter, the honestly seasoned meatballs, served in the same cast iron pan they were seared in, prepared diners for what was to come during their time at **Stella**'s. You'll want to sop up the remaining spicy marinara with your crusts.



SanAntonio
MAGAZINE | JANUARY 2014
MARGARITA
BOOKSTORE
DAY TRIP
FARMERS MARKET
WINNERS
BEST of the CITY
STELLA
DESSERT
STELLA PUBLIC HOUSE
Attempt to get a little of everything in each bite of the salted caramel panna cotta with banana brûlée and vanilla almond biscotti. Let it meld together on your taste buds before that fleeting moment is gone with a swallow. Luckily, there are more spoonfuls on the way. And snippets of biscotti in between. 1414 S. Alamo St., 210-277-7047, stellapublichouse.com
READERS: Choco Patisserie, chocopatisserie.com

# Press Highlights

## San Antonio

John "The Barista" Lauder has appeared on San Antonio news 4 times this past year bringing his total appearances to 6.

**NEWS 4 WOAI**
Cleto Rodriguez
Where's Cleto?

**mySA**
San Antonio's Home Page

April 19, 2015

### The ultimate guide to Restaurant Week in San Antonio

BY EDWARD TIMBERS - JANUARY 20, 2015

**San Antonio MAGAZINE**

Best of the City 2015

**FOOD & DRINK**

Reader Picks

*Cocktails*

Halcyon Southtown, halcyonsouthtown.com

## Austin

theCultureTrip.com, Feb 2014

Culture & Food in Austin: The 10 Best Restaurants to Try

**theAustinot**

### Downtown Coffee Shop, Bar & Lounge, Halcyon Suits Any Occasion

**AUSTIN WAY**

Where to Detox from SXSW With Healthy Juices & Smoothies

**AUSTIN EATER**

### Eight Indulgent Hot Chocolates For The Cold Snap

Meghan McCarron on Feb 24, 2015, 4:15p

The weather is cruelly cold in Austin at the moment, so what better excuse to warm up with hot chocolate? Here's eight great bets for rich and satisfying hot chocolate around town, with or without booze. See a favorite missing? Hit the comments or the tipline.

**3 Halcyon Coffee, Bar & Lounge**

Halcyon has a whole slate of "gourmet" hot chocolates, which are easily adult-ified with their extensive booze selection.

**HALCYON**

(Continued...see the article at Austinot Blog)

# Top Tier Founding & Holding Company Team



**John Long** is currently the Managing Partner of Zebo LLC, a restaurant holding company, and Managing Director of Equity Residences, a private equity real estate fund manager. John was previously a Principal at Airvision, a retail and restaurant focused strategy, operations, and branding consulting firm. He has assisted numerous small, mid-market, and Fortune 1000 companies with new venture launch, marketing strategy, growth strategies, and M&A strategy and execution. He began his consulting career at McKinsey & Company after graduating with an MBA from The Wharton School of Business. He also holds a B.S. in Mechanical Engineering from Rice University.



**Kris Hardy** is currently the President of Texas Zebo and a Managing Partner of Zebo LLC. She has worked in strategy, marketing and sales with Dell, Inc for the past 10 years where she was a Director of Marketing & Merchandising for the North America Consumer organization. Prior to Dell, she has been with the Boston Consulting Group (BCG) and UBS PainerWebber Investment Banking Group. She has spent 20 years assisting Fortune 100 companies with strategic growth opportunities and executing sales, marketing and brand initiatives. She holds an MBA from The Wharton School of Business and a B.A. in Economics from Rice University.



**Hanson Li** is the Founder and Managing Partner of Salt Partners, a food and beverage investment and holding company. Previously, Hanson was Managing Director at The Hina Group, where he leads the firm's US-China investment banking practice and is also actively involved in Hina's China focused investments. Hanson has participated in more than $2 billion worth of transactions over his career. He received his MBA, MA, and BA from Stanford University and was named a Siebel Scholar, in recognition of being one of top 5 graduates in his MBA class

# 2015 Financial Results

## 2015 Revenue $ Forecast vs Actual



## Performance Drivers

### Halcyon Austin

- Targeted investments in food, espresso and customer service paying dividends

### Halcyon Southtown

- Food and Bar sales continue to be strong and Espresso program is well dialed in and attracting customers.

- HH and Night business had the biggest gains, but all dayparts and all business categories grew significantly

### Stella Public House

- Brunch launch at end of year has been huge success for morning/lunch business

- 2016 focus on building dinner and bar business which are strong but have opportunity for growth

# 2015 Sales Performance

## Austin
## Continued steady growth


Rolling 12-months
Net Sales
$1,000K
$800K
$600K
$400K
$200K
$K
Night
HH/Dinner
Lunch
Morning
Dec-14
Jan-15
Feb-15
Mar-15
Apr-15
May-15
Jun-15
Jul-15
Aug-15
Sep-15
Oct-15
Nov-15
Dec-15
Jan-16
Feb-16
Mar-16

## Food growth continues, especially in morning


Food % of Sales by Daypart
32%
27%
22%
17%
12%
Lunch
Morning
Total
Night
Dinner
jan
feb
mar
apr
may
Jun
jul
aug
sep
oct
nov
dec
jan
feb
mar

# 2015 Sales Performance

**San Antonio
Steady, Consistent Growth**

**Focus on menu and competitive pricing
Drove significant food revenue.**



Rolling 12-Months Revenue
Bluestar 2015



Y/Y Revenue Growth by Quarter
Halcyon Bluestar 2015

# 2015 Brand and Product Mix

## Austin


Austin Rolling 12-Months Sales by Category
$440K
$420K
$400K
$380K
$360K
$340K
$320K
$300K
$1,100K
$1,080K
$1,060K
$1,040K
$1,020K
$1,000K
$980K
Coffee + Bevs
Bar-->
Food
jan
mar
may
jul
sep
nov
jan

## San Antonio


San Antonio Halcyon
Rolling 12-Months Sales by Category
$700K
$600K
$500K
$400K
$300K
$200K
$100K
$K
Bar
Food
Coffee + Bevs
jan
mar
may
jul
sep
nov
jan
mar


San Antonio Stella
Rolling 12-Months Sales by Category
$1,000K
$800K
$600K
$400K
$200K
$K
Food
Bar
jan
feb
mar
apr
may
Jun
jul
aug
sep
oct
nov
dec
jan
feb
mar

# Dallas Jan '17: Greenville Avenue - Halcyon

**New Dallas Halcyon slated to open in iconic landmark building on Greenville Avenue, a high-traffic long-term Dallas food & beverage corridor**





HALCYON
COFFEE+BAR+LOUNGE

Vanderbilt Ave
Papa John's Pizza
Stan's Blue Note
Cafe Brazil
Hold Fast Tattoos
Goodwin Ave
Greenville Ave
Blue Goose Cantina
Tacos Y Mas Mexican Grill
Dubliner
Anderson & Anderson LLP
Goodwin Ave
Dodie's Reef
The Grape
Terilli's
Vickery Blvd
BB&T
The Rhythm Room Ballroom Dance Studio
Vow To Dance
Vickery Blvd

Southern Methodist University
NORTHEAST DALLAS
PARK CITIES
Mockingbird Ln
Highland Park
White Rock Coffee Express
LAKEWOOD
Cafe Brazil
Coffeehouse serving breakfast & lunch
La Duni
Origin Kitchen + Bar
Lakewood Blvd
KNOX HENDERSON
Gold Rush Cafe
Comfortable place known for breakfast
Blackburn St
CITYPLACE
UPTOWN
N Fitzhugh Ave
N Collett Ave
Abrams Rd
Ross Ave
N Haskell Ave
N Peak St
Columbia Ave
Lindsley Ave
I-30 HOV
Main St
N Pearl St
DEEP ELLUM
S Haskell Ave
Dallas
Gexa Energy Pavilion
SOUTH DALLAS FAIR PARK
CEDARS
Spring Ave

## Halcyon Greenville

- Halcyon to take over iconic Café Brazil site on Greenville
- 3,600 sqft building on hard corner with large patio
- Kitchen and restrooms remain so only front of house remodel required

# Austin 2017: Mueller – Aldrich Street

## New Austin Landmark site to open in the Mueller development in anchor corner of new entertainment district


CHILDREN'S MUSEUM
WELCOME TO ALDRICH STREET
Lake Park is already a citywide magnet. Combined with the Austin Children's Museum, planned Austin Playhouse, cinema and hotel anchors, Aldrich Street is a place where one activity will lead to the next.

### New Austin Landmark Site

- Halcyon and Stella Public House in Anchor corner of Entertainment District
- 5,600 sqft fronting the park and adjacent to Dell Children's Museum
- Planned opening in Q1'17
- Lease executed, design and engineering complete, and construction scheduled to start in January

# Halcyon & Stella Public House at Mueller







# 2016-2020 Location Growth Summary

- San Antonio continues growth and role as new Texas Zebo producing 15% net operating income from $3M+ in sales

- Halcyon Austin lease is currently over 12/31/17, with 10-20 year renewal being negotiated, including adding a Stella Public House in adjacent space

- Dallas-Greenville location launches in January 2017

- Austin-Mueller launches Q2'17 as Flagship in the portfolio

- Already in discussions with Rice Village developer about a landmark Halcyon and SPH in new Rice Village Phase II

**EXHIBIT E**

*Webinar Transcript*

**Bill Clark, Founder & CEO of MicroVentures**: Alright, hey everyone, we're ready to get started. So good morning again and thank you for joining the webinar. I am Bill Clark, I am the CEO of MicroVentures, and I am also the COO of First Democracy VC, which is our funding portal that we're in partners with Indiegogo on. Today we have John and Kris from Texas Zebo, which operates Stella and Halcyon. And they're going to be going over the investment opportunity and then after that we're going to field questions from investors. So if you have any questions, you can use the Go-To webinar control panel and you can ask those. They're going to come to me and then I, once John and Kris are done with their presentation, then I will start to ask those questions to them. So you can start asking them any time you want during or at the end and we'll, we'll get started with those. So, that is the flow for today. So I will turn it over to John and Kris, and you guys can take it from here. Thanks for joining.

**John Long, Co-founder and Managing Partner of Texas Zebo:** Thanks Bill. Hi everybody, this is John Long, and I've got my partner, Kris Hardy on the phone. Kris do you want to say hello and introduce yourself?

**Kris Hardy, Co-founder and Managing Partner of Texas Zebo:** Good morning, everyone, this is Kris.

**John Long:** Okay... So, we're here to talk about the MicroVentures and Indiegogo crowdfunding of Texas Zebo. Many of you, many of you have probably already seen the information on the site and perused through it. And thank you for your interest. As a quick summary of the opportunity, basically this is an opportunity to participate in the growth of, you know, basically a business that's been in Texas for 15 years and is an iconic coffee bar in downtown Austin. We then subsequently launched a wood-fire pizzeria in San Antonio. And then we're now off to the races with a new location in Dallas and another location in Austin. So, we are seeking, we've already passed our minimum raise of $100,000. We're seeking additional capital for the raise with a $250 minimum investment. And the actual crowdfunding equity is in a revenue share promissory note that is 1% of our gross revenues until 100% of the capital is returned.

**Bill Clark:** Just, just to correct you, one thing, you said 100%. It's, it's, you meant to say 150%.

**John Long:** Yup, thanks, Bill.

**Bill Clark:** Yup, no problem.

**John Long:** Sorry, I'm trying to click through the presentation here. Alright, well. Alright, Kris, do you want to just take through the, the concepts?

**Kris Hardy**: Sure. So Halcyon, which I think people are most familiar with, especially if you live in the Austin area or San Antonio, is our sort of European coffee bar. So it's coffeehouse by day, lounge by night. We do business from 7:00 a.m. until 2:00 a.m. We started in Austin in 2002 and we've moved, we've expanded to San Antonio about three years ago. And with that San Antonio expansion we also began Stella, which is our wood-fired pizza, farm to table and craft beer concept. So it's more straightforward restaurant, we're open for lunch and dinner seven days a week. And then the next page. So the Halcyon concept, most of the pictures you see here are the interior in San Antonio. Halcyon is all about happiness. Halcyon means as [inaudible] means, you know, carefree, untroubled, sort of idyllic happiness. We've designed it to be cozy with lots of seating options. Our new design that we're going out with in our, our Dallas store and the Mueller store will be very bright, happy, modern, almost whimsical design. And we feel like, you know, this is sort of a departure from the design, from a design standpoint of other coffeehouses which can tend toward, you know, dark and brooding kind of coffee colors. We believe it, it needs to be a place you can walk in and exhale It's, it's somebody, it's like your third place to go to. You go from you house to your office and it's your third place. So we have couches, we have bar seating, we have community tables, two-tops, four-tops, indoor seating, outdoor seating. The locations that we choose also fall in line with their, they are inspiring places where, you know, there's lots of activity, lots of people to see, the building and architecture itself is interesting. So all together it's a place that pulls you, like when you are struggling with, you know, where do I go right now. I, I'm going a little stir crazy or I need to meet people before I go out to, you know, the bars, or I need someone to go after we eat dinner. Halcyon is that place. Our menu matches all of those day parts. So we have, at the sim-, most simplistic level we have our coffee business, and we are, you know, full in to the third-wave coffee scene. We have you know, pretty highly trained barista director who manages the leads in each of the stores. We have guest roaster program where we bring in boutique beans from roasters across the U.S. Every six weeks we rotate that, so that gives people you know an inspiring glimpse into, you know, what other, you know, what coffee possibilities are there. It's like tasting wine, you get to taste different kinds of coffee. We have our food business, which you know is much stronger obviously in San Antonio where we have a full kitchen versus in Austin. So we've started rolling the new stores out with full kitchens. We do breakfast, we have a really strong brunch business, we do afternoon lunch business is also really strong, and then we are expanding our happy hour snack selection and late-night desserts in these new stores as well. And then we have our bar business. So we are moving, you know I don't want to say craft cocktails, we, we look, think of them as craft cocktails but it's an overused term. But we do our signature cocktails are a lot of caffeinated combinations like the Chocolate Espresso Martini and the Long Island Iced Coffee and those have been with us for 15 years and are still very, very high sellers. And we also have, you know, full beer and wine selections that we spend a lot of time thinking through the, you know, hitting the right price points and having the right kind of diversity there. So all together, you know, Halcyon is, is not so much about all the menu items we offer, which are extensive, but it's more about the experience. And it should be happy for people, people should feel like relaxed and carefree when they come in.

**John Long:** Well, and Kris, let me jump in and Kris just explained all the reasons why our customers love us and why we can open a business and it's not a three-year trendy bar concept. It's a 15- to 20-year neighborhood bar and lounge and cafe that we can execute and be in the community for 20 plus years. And we've proven that in Austin. We're having our 15th anniversary in Austin and everywhere we go we plan to be long term. You know, I'd also just like to end the Halcyon summary with respect to what, why also this is important to investors is that, when we created this business, one of the goals from a financial perspective was, how do we create a business that has 80% gross margins from 6:00 a.m. til 2:00 a.m., and what we really wanted to do was create, you know, the coffee business, which is a high-margin, high-volume business but most successful coffee houses kind of have a very short morning business. Similarly with bars that don't open til 3:00 p.m. We combined the two, bookended 'em into one building, and have high margins from, you know, 6:30 in the morning until 2:00 a.m. And then there's Stella, and I'll just add to that, that business that we added into our portfolio was similarly what that mindset was, how do we launch a restaurant that also has high margins all day long and pizza and beer are two things that have extremely high gross margins. So we added that to our portfolio and also while not trying to add a complicated fine-dining restaurant into our business portfolio. It was adding a very complimentary business that could be a sister concept that also had high margins, easy to execute, was more about the experience in what we executed at Stella Public House. And I'll let Kris talk a little about that experience.

**Kris Hardy:** Yeah, well let me start with you know something that may not be apparent on, at the outset is Stella is basically a Siamese twin with Halcyon. It shares a kitchen and it shares a bathroom. So we have real estate expenses that are share and management expenses that are shared between the two concepts, which gives us a little bit of an edge on the bottom line in the operating margin. And as John mentioned we were approaching it from the standpoint of, we were putting in a full kitchen to support Halcyon, but we you know at that point we hadn't done that yet so we were sort of hedging our risks and seeing how we could build more of a food business. And our sense was we didn't want to change the Halcyon concept so creating a sister concept that we believed in, you know the farm to table is still around that sense of community that we feel like we bring with Halcyon. This is where the Stella concept came from. So from the experience standpoint and the design standpoint, Stella is fundamentally authentic and warm. I think, if I were to distill it into two words. And the authenticity comes from the materials, it comes from our ingredients, which as much as possible are sourced locally, you know, which of course comes with organic and all of that. We try not to do too much to those ingredients, our belief is that if you start with high-quality ingredients you really don't have to do a bunch, you know, you know, gymnastics with them to make really outstanding dishes for people to eat. So it is fundamentally an approachable place where you can come as you're seeing the people in the picture here on the right, they have shorts and short sleeves, you don't need to dress up, you don't need to make a reservation. Certainly people do do those things and they do think of us as the date-night place, but it's a very, it's, it's more casual then it is fine dining. It is still wait staff driven so it is table service. We have anywhere between 20 and 30 taps depending on the real estate space we have in our, our concepts. We have a wood-fired oven that you see in the picture in the bottom that we get from Italy. And yeah so most of the, I guess the only other thing I might add is most of the show for Stella, the cooking, happens out in the front. So the picture on the far right, you'll see a pizzaiola pressing out the dough, prepping it right there in front of people so people can see our ingredients and again that gets back to the authenticity like we are hiding nothing, we just you know sort of an honest approach to having a good dinner. John I don't know if there is anything you would add to that. Maybe get into our, our craft beer selection. I didn't touch on that. We, again between 20 and 30 taps, and the majority of those if not all are dedicated to local craft beers. We certainly pull pretty heavily from Texas. There are some California taps in our Texas stores. And vice versa in our California store. So, what you see on the screen now is some of our press that we've gotten. You know, just as a supporting point for we like to go out of the gate strong and PR has been one of our highest ROI marketing tools that we use. And using that to garner you know food bloggers' attention and just getting lots of mentions you know as we open and soon thereafter and throughout the opening year. And we find that that gives us, you know, it pushes us up the opening ramp rather quickly and then it gives us a plateau to sustain and grow from.

**John Long:** Yeah, I, I think it's important to note that what our growth strategy is all about replicating our successful concepts into new markets and adjacent markets that we're in. You know as opposed to taking Stella Public House and doing another San Antonio suburban location, we're going back to our home market where Halcyon has been successful for 15 years and bringing that Stella concept back to Austin in a landmark development. So we'll talk about that in a minute. And then doing our second Halcyon also as the sister concept to Stella. And then moving up to Dallas, which is always been in our growth plan, and then Houston is also on the growth plan. So basically creating these anchor iconic locations across the major markets in Texas and replicating the success we have in the markets, the menu development that we've done, and the concept execution and scaling that as we grow. And that's really what this crowdfunding exercise is about, it's to allow you to participate in that growth and scaling of successful concepts.

**Kris Hardy:** Let' see, touching on that, historically our, our best private placement investors have been, you know, come from the area around the stores and it's, you know, we, we always appreciate having involved investors. And they, in a very real way, participate in the store through, you know, feedback, you know I get texts from, you know, a visit or through our you know gift card program where they hand them out to other people to bring their friends in. We, we believe strongly in having a very participative investor community around our stores. Let's see, so moving on to, these are some more press highlights which I think I've already touched on. You know, Austin in general, we have, we don't, you know, our downtown store has been there for nearly 15 years, so we don't employ a PR firm for that anymore. It kind of just has its own gravitational pull for blog mentions, which is awesome. It's fun just to get those nice surprises. San Antonio and Dallas and for our Meuller location, we will continue to invest in PR to get those mentions. Again, it is one of our highest ROI marketing tools.

**John Long:** So, lets, let's circle back and just you know, we didn't give much of an introduction on the two of us and how we founded this concept; you know I think it's important as all of you guys look across the potential investments, I think many of you consider, "Well who's the team?" and "What's their background?" and "What am I investing in with respect to the leadership team?" Um, so, both Kris and I were Rice University grads and that is our Texas connection. Kris actually grew up in Dallas, you know, another reason why Dallas is kind of next on our list of places to go. Kris has a long history in Dallas. Um, and and both Kris and I after being Rice grads were also both, uh [inaudible] School of Business grads, um, then we both were management consultants. I worked at McKinsey and Company, Kris worked at BCG and after being recovering management consultants and after I had participated in the entire internet .com, you know explosion growth and then subsequent decline, we decided together, along with our partner Hansen Lee, who was also I had met and worked with in DC during the internet .com days in the late 90s, had decided we wanted to take a concept that we'd seen on the east coast as far as a coffee bar and lounge concept, um where there was coffee, there was alcohol, there was food and you know we'd seen it in DC we'd seen it in New York, we decided let's take that let's make it better and let's take it into Texas and make it our own. And that's what we did back in 2001, Kris and I moved to Texas and decided to go back to you know where we'd been and frankly we were looking in Houston, Dallas and Austin all simultaneously with respect to where can we find the best location to launch this market. There was one afternoon we were looking for real estate in Austin and I looked across the street and we were not you know, the broker was trying to show us this one space, but the space across the street was clearly the the best location in all of downtown Austin. So in my normal fashion, I I stumbled across the street, went in, found the owner, uh, and asked him to buy the business. And that was the genesis of us putting Halcyon on the corner of 4th and Lavaca back in 2001. Um, the Stella Public House growth is is sort of a similar strange story with respect to as we were growing Halcyon and looking for locations, again we were sort of agnostic between "Hey, let's go to Houston, let's go to Dallas, let's go to San Antonio," and and frankly San Antonio was was our third choice, but then it's all a real estate play and that's something that I'd like to emphasize as we talk about our growth we we really focus on great real estate locations and that's first and foremost and just saying I I have to be in Round Rock and Austin and the next location. You know for us it's being patient and finding great locations. So we found a great location in San Antonio, but it was too big. And again, they wanted to put us in a in a sub - you know a sub-standard location 'cause you know the location they wanted to put us in was smaller, not on the hard corner, and you know again in in a similar fashion, [inaudible] no, we needed that hard corner we needed the patio overlooking the San Antonio river, um, but the space was too big so we decided take the entire space and decided to also create our own [inaudible] strategy and say who would be the best neighbor to a Halcyon in San Antonio? Well, how about a wood-fired pizzeria craft beer bar? Another partner that's not listed on this is Scott Dealy who is a friend of ours who had this great pizza recipe and had always been wanting to open a pizza restaurant and we basically approached Scott and said, "Scott, you know here's your chance. Let's do let's execute your dream of creating a world-class pizzeria." He also had a 200 year old yeast starter from Naples that he had been saving for a decade and slowly feeding it and keeping it kind of ready to launch his restaurant so we used his starter from Naples we used his recipe and off to the races we were with Stella. Kris, anything to add? That was kind of a long-winded discussion of our background but I wanted to enterwind also kind of the concept evolution because I think it's a pretty good story.

**Kris Hardy:** Yeah, no I I think you covered it I think then the major takeaway is between John, myself and Hansen, we all have a very strong background in sort of academic business approaches and while we love this business, you know we we when we - people say if you're gonna open a business, you really should love it 'cause it really is what you eat and breathe day and night 7 days a weeks and and it is. We love coffee and we love cocktails and beer and farm to table and pizza. These are things that I would still eat a bunch of if I didn't own the restaurant. However, behind that passion for the concepts themselves, is still an academic very business-minded approach to how do we optimize the profitability and operations.

**John Long:** Yeah, and just to follow on with respect to Hasen's background, you know he, similar to us, you know has an MBA he got his MBA from Stamford. He then went off and had a career in investment banking but his passion was food and he spun off and created his own food and beverage private equity group called Salt Partners and uh, he's in San Francisco and he exclusively invests in restaurants, bars, food and beverage industry, so he continues you know as an active role in Zebo, our holding company, and it's a great resource with respect to the you know experience he has in this category. I mentioned Scott, who had our you know, is basically our ameritas executive pizza chef. And then the other individual not on here is Lacy Alluman, she's also our operating partner. She joined us as the general manager of the Austin location nearly 10 years ago, has remained in the company and has become a partner of ours and is instrumental to launching all of our businesses and and that you know, the success on the ground, so Lacy's launched, she launched San Antonio, she actually came out to California to help launch a sister company in San Diego. She'll be there launching Dallas and then launching Austin Mueller when it launches. So, moving on to the 2015 P&L and Key Operating Metrics, I'll just quickly kind of walk through what Texas Zebo did in 2015. From a top line, we did $4.6M with a cost of goods sold of $1.7M. Personnel cost at at 34%. Basically we increased our labor to execute a food program in Austin and we brought labor down in San Antonio. So labor, as you can see in the chart is a really high expense, we're doing cost of goods sold and labor in in the restaurant industry, that's where all of the focus needs to be managed with respect to you know, kind of improving operating margins year-over-year. At the at the end of the day, you know we did a net operating income of of 12% across the portfolio. We've seen year-over-year improvement on that. You'll see Austin at 15%, San Antonio at 13%, so we operate these businesses, you know, anywhere from 12%-17% net operating income margins, which is, is very attractive for this this segment in this industry. And the reason why we're continuing to focus on these concepts, continue the growth, and then with scale we'll be able to lower some overhead costs and and continue to drive higher margins across this category. From a balance sheet perspective, one thing to note from a a debt perspective the company is really debt free at the end of 2015. We take on debt as we open new locations we use that for our furniture, fixtures and equipment launches. We might take on some debt for tenant improvements. And then that debt, you know, gets paid off and mature and basically is off the balance sheet. So at the end of '15 we were at a point where after launching San Antonio, we paid off all our liabilities and were debt free. We're now in the position where we're taking on more debt to launch the Dallas and Austin location now. As we we look at our debt and our debt coverage one thing that's important to note is that the cash flow from the other locations in Austin and San Antonio, they create enough cash flow to cover all of the interest and principle payment for any new debt we do for new locations so we always hedge ourselves to make sure that we're not over exposed on the leverage and that, even if the new locations have a slow start and don't generate cash per the pro forma expectations, that the existing businesses have enough cash flow that we've - we've mitigated any risk from adding new leverage to the portfolio. I think everything else, you know nothing else of note with respect to the balance sheet...if anyone has any questions, you know, be happy to answer answer those. For a financial result perspective, you know we do forecast and we do pretty much track and and hit our numbers. Halcyon was 101% of revenue, 105% in San Antonio, Stella was 93%, but the overall Texas Zebo was basically 99 - 100% of revenue forecast actual. Kris, anything to add on kind of financial results and performance drivers in 2015?

**Kris Hardy:** No, I think you pretty much hit it we we had plan [inaudible] and I think probably the biggest structural change you saw was investing in Halcyon Austin's food program which does you know food is requires more labor at higher wage rates than bartenders so it it naturally is going to increase that, but it it gave us a lot more of on the top line. So I think that was really where you - the main change there, but otherwise, you know it's been a pretty steady predictable business. So it's just been nice for us and good for investors.

**John Long:** Yeah and, I think what's also important to note is that Halcyon has been seeing nearly double digit growth every year since inception and so when I - when Halcyon Blue Star is 105% of revenue - that was also with - north of 15% year-over-year growth in it's third year of operation, so I think that's something that it, it's something that everyone should understand is that and it's the reason why we're bullish on expanding the Halcyon concept, because not only has it survived 15 years in the warehouse district where we've seen all our neighbors come and go, we've seen a few concepts around us like Cedar Street and Fidel, that it had the legs to survive the full 15 years with us, but across the street and adjacent, concepts go in and out every few years and not only does Halcyon have you know, the the legs to withstand you know more than a decade, it continues to grow and so you know, in Austin at this point it's doing single digit growth, but that's admirable after 15 years and considering typically on a given weekend night every seat is full we really don't have any other place to put people, so the growth in Austin will come with kind of expanding the space into the basement and actually creating more more seats for customers, whereas in San Antonio, in its third year, it's still seeing double digit growth, and for a business to be doing 15 plus percent growth year over year, is is you know, admirable and is also why we then say hey, let's take that San Antonio box, drop it in Dallas, and we're going to see similar results, because after we drop it in Dallas, we're actually going to a location that has better demographics, higher traffic, and should do much better than the business in San Antonio, so we're very bullish on that. What's interesting is that even in San Antonio, in many time periods of the day, you walk in there and every seat is full, so Kris and Lacy just did an exercise a few months ago to add more chairs and I forget how many seats you added, Kris, but it was significant and is going to help that continued growth year over year.

**Kris Hardy:** Yeah, we increased our seating by about 30% and and our current financials are showing the growth there the Halcyon in San Antonio is doing the same or better numbers than our downtown location here across all categories, including bar. Which for me is a [inaudible] with the concept in general because the San Antonio location, while it does have the same sort of neighborhood density, that we look for is by no means the downtown Austin level of density. You know there's probably four or five other concepts as opposed to an entire four block square block neighborhood. For it to still post those numbers, I think it's a very strong indicator of how how well received the brand is and how strong its growth prospects are

**John Long:** This chart just then summarizes 2015 100% of revenue, 98% of operating income, You know you can see the $4.6 million in revenue um that drops $650,000 in operating income to the bottom line um this is the business that we're taking and then doubling year-over-year so as we launch in 2017, we're taking these economics and metrics, and adding two new locations. So this is two locations that is a single Halcyon and one dual concept and in 2017 we're launching another single Halcyon and another dual concept. So although we have not shared pro formas with the uh with anyone um, one can look at this and extrapolate on your own as a restaurant group that is adding twice as many locations, what that expectations are for top line and then you know bottom operating income. Kris, you wanna just touch on sales performance real quick?

**Kris Hardy:** Sure, so this is our um 2015 sales performance uh and again on this Austin side you can see just vary flat lines which are you know growing slightly, but it's just very steady um business, which you know at the 15 year mark to see a steady and uphill line I think is excuse me pretty rare and um a strong indicator of both the location and the operation that we run. Um excuse me if you uh I think this is specifically Austin uh charts and so you see our day parts on the left on the rolling 12 months sales. So what the rolling 12 months is is each data point is a summation of the previous 12 months so each point is an annual glimpse of the business. And by looking at the sales in that in that way you can take out the seasonality of say South by Southwest. So when that comes in March for Austin, we do a months worth of business in seven days, so you have a giant spike every year. So this gives us the ability to see month-over-month are we growing or shrinking on a year-on-year basis. On the right side you can see food as a percentage of our sales since we invested in the food business this is what we wanted to look at and um it improved our um morning business. So this is as a percentage of sales, you can see it increasing slightly across all categories except for lunch which already had a strong food component. But we grew in the morning the most predominantly from adding more brunch business, but it also improved our uh night time sort of happy hour you know ticket average ticket for people who were buying a cocktail but then also adding a flatbread or a dip to it as well.

**John Long:** And what I think what's important to note is that this so this is downtown Austin. So this is a 15-year mature business. Um most restaurant mature restaurant companies are happy with 1-3% year-over-year growth in the industry. So we have really capped a lot of what we can produce out of that box. Downtown Austin is only 1600 square feet on the ground floor and we're producing $2 million a year out of 1600 square feet so you know the amount of revenue that we're producing out of there is best in class in the restaurant industry in that we're exceeding $1,000 a square foot. Um as we talked about earlier, to get more growth out of that box we're going to have to expand and add more seats. Um so you know we do have pockets of opportunity as Kris talked about, some of it is our morning coffee business. There's so much competition in downtown Austin um there's one two three four five six other coffee shops within three blocks of us, but we focused on improving the coffee business with as we launched in San Antonio we really stepped up the game and created a really craft coffee program that we then bought to Austin this year to really improve it and you can see the morning business is you know we had impact. If you then flip over to San Antonio where we have opportunity and you can see you can see the you know Halcyon and the total box you know growing pretty significantly from a rolling perspective um you know and this is what you see in a three year business you know Stella plateaued over. It had really significantly high growth and then it also is king of reaching it's capacity and kinda flat lining out but then as Kris talked about there's initiative to add increased growth in 2016 and 17 in Stella through adding you know brunch programs, improving the lunch, and you know kind of continuing some late night food. Anything to add to this Kris?

**Kris Hardy:** Um, let's see. No, I mean with Stella you know like most restaurants come out of the gate and then they kind of hit their their steady state that you from that point forward are doing you know just regular restaurant blocking and tackling with the marketing program. So bringing in beer dinners, and we do targeted direct mail campaigns, um with crossover Facebook you know and social media advertising excuse me and continued PR as well. The particular space that we have for Stella the location of it is not very visible um and it's a it's a rather small footprint so it does have sort of a limit to it if you will. There's only so many people you can seat in there during normal normal dinner hours and normal lunch hours. Uh the food program on the right you'll see that uh you know again we were really focused on building our food sales in 2015 because it's it's such an additive to the average ticket. People are already coming in specifically for Halcyon to drink coffee or have a cocktail. So if we can add food to that ticket um that is was one very easy quick way to increase our revenue. So that's why it was our focus and what you can see here is that it were um excuse me the um the particular chart on the right is year-on-year growth levels, I'm sorry John were you going to say something.

John Long: And the interest of time, I'm going to keep us moving cause there's a lot of 2017 expansion we need to talk about and um you guys have our 2015 data, we'll be happy to answer questions on that. Um I'm going to jump us into kind of what the investment's all about and where our growth is, this just to summarize the Texas Zebo 2015 where we are this this chart encapulates the growth from '13 '14 '15 you can see that consist double digit angle top-line growth. you can see operating profit of 12 you know nearly 12.5% or 564 obtained in 2015. You know so not only is the top-line growth, we've that growing, we've got the net operating growing um healthy core sustainable core business you know with the current two locations and this is what we're replicating with our growth and that's what's important to note. So here's Greenville, here's Dallas, um very excited about this location um it is taking over an iconic spot so this is another real estate play where it's an old brick building on lower Greenville. Lower Greenville's been a food and beverage corridor for over 30 years in Dallas and just continues to drive traffic um the location next to us stands Blue Note is actually the oldest, longest standing bar in Dallas and of the same brand name. They've been open 35 years uh still running understand Blue Note. The Blue Goose Cantina's been operating for over 20 years across the street. Um Dodie's great the Dubliner you know they've all been there and been highly successful and then you just go a few blocks out and a few blocks north and there's other Lower you know Lower, Lowest Greenville and then you're near the Grenada there's other pockets of restaurant and activity all across this lower Greenville area. What we decided to do was take a great corner location brick building um that already was a cafe it was Cafe Brazil on the corner. Um but they hadn't invested, they were old, and tired um the space needed a complete remodel the service was bad, the food wasn't up to par, they didn't have an alcoholic or liquor license and still they were packed at brunch because this neighborhood was just dying for a place to sit out on a patio and eat brunch. Um so this was the spot that we're like well there's already also a business there that has our customers coming for coffee and brunch and we're going to capture that by creating essentially what is you know a much better Cafe Brazil on the same site and doing a Halcyon full kitchen. So this will be our first standalone Halcyon with a full kitchen and uh we're pretty exciting about. Kris, I know you're excited about this location.

Kris Hardy: I I am very excited about this location, if only from an academic standpoint um if you if we look at the households in the area and the traffic drive-bys the numbers or at or better than um our Austin downtown location and our San Antonio location um so I feel very bullish about being able to go out of the gate strong on this one.

John Long: You know we've talked about you know what San Antonio is doing um I think it's important to note that um San Antonio did $3.1 million net in 2016 um and Halcyon continued its growth and basically we're going to drop that Halcyon that's continued its double digit growth and producing you know north of $1. uh Halcyon there did north of $1.7 million in San Antonio and dropping that into a location that could easily exceed $2 million in the first year. Um so the the economics around doing this full service Halcyon in the right area is is pretty attractive. Kris do you want to talk about this one?

Kris Hardy: Sure, um so Miller, Miller Mueller, tomato tomatoe, we have been working on this particular location lead for, correct me John, it may be three years, a very long time. We believe strongly in this particular neighborhood development, the demographic. So we've had a company look at, they've peeled apart our demographics, our most profitable demographic, the highest density of that particular demo, lives in this zipcode. However, when we look at the crossover there's only about 4% of our current downtown comes from this neighborhood. So we feel like there's a huge opportunity um sort of latent customer base for us there. Um and you'll see from this picture we are right on the on the sidewalk that's very wide for a Parisien, they're calling it a paseo, um the Halcyon is on the corner there right across from the Thinkery the Dell Children's museum across from a very active playground and from a park and just around the corner you know as the street goes off to the left is where the uh mueller farmer's market is on the weekends which you know you cannot find a parking space. So many people come from all over the city, it's one of the better better um farmer's markets. And then the Stella will be the right next to Halcyon along the curve of that road fronting the green space there. So from it just spoke to us you know that architectural inspiration of the location, all the greenery around it um we felt like it just fit with our concepts and what we were trying the experience that we were trying to provide for our customers of you know just a place that people can come and you know relax and be inspired by beer or pizza or coffee or um you know whatever it is they need in that point in time. We have very significant patio space on both of these so um probably 50% almost 50% of our seating will be outside as well as inside. You know which in Austin especially when the weather's great is just you know does really well for pulling people in. Uh I don't, John is there anything else you want to add about the Mueller location?

**John Long:** No, I well, you know it is basically us now launching a pay-to-play location where we are going into a phenomenal development in their best hard corner you know that Halcyon there facing the playground, facing the lake, next to the Dell Children's museum, you know and we're paying the rent to be there. Um because they are going to drive traffic so we've um you know traditionally gone into locations that we thought were amazing old brick buildings, perfect perfect high growth areas like in San Antonio we got a phenomenal rent deal to go in there and we were the first tenant in a re-development in that warehouse spot there in Southtown. You know this is different than that. This strategy is saying let's take these proven concepts, drop it where the people are and really drive higher growth so you know I mentioned that San Antonio, the dual concept in San Antonio did $3.1 million in 2016 and we're dropping that exact same business but it's in 4400 square feet in San Antonio and putting it in 5600 square feet in an area with significantly higher traffic, significantly higher demographics um you know and we, we'll put a conservative pro forma in place that says hey we only need to do what San Antonio does. But the truth of the matter is dropping that in we have much higher expectations of what that box can produce in the right location and paying for that traffic. So another reason why we're very excited about kind of picking this iconic, great location to launch our brand. You know I keep calling it the flagship. This will be the flagship of our company across these two brands um that will just really drive future brand recognition and growth to the market. And you know this is kind of our last page before we go into Q&A's and this kind of just encapsulates a lot of what we've already talked about, right. San Antonio continues its growth, it's a cash cow producing 15% net operating income from $3 million in sales um and you know we did do $3.1 in 2016. Halcyon Austin lease is currently – it's up with a 10 to 20-year renewal being negotiated, including adding a Stella Public House. So that's just an important note with respect to Austin and this business is that this lease is up for renewals and we're renegotiating and we're renegotiating another 10 to 20 years at that location. Dallas Greenville launches in January 2017, Austin Mueller launches in January 2017, we're already passed that, yea. We're now, Dallas Greenville launches March 1st, that's our current date, sorry about that. And then Austin Mueller is gonna launch late Q2 as the flagship. You know and then we've mentioned we're in discussions with the Rice Village developer, we'd love to go into Houston. Whether it's the new Rice Village development, or it's something in Westheimer, Montrose, or some other area in Houston, kinda future 2018-19 play in Houston is on the roadmap. That said, it could be bringing a Stella Public House into Dallas could actually be the next growth that actually beats Houston to the punch. So Bill, I'll turn it back over to you.

**Bill Clark:** Alright great sounds good. Thank you John and Kris, really appreciate the details. We only have thirteen minutes left and we've got a bunch of questions so we're gonna try to work through these pretty quickly. If you have any that you haven't asked, just use the control panel, ask a questions and it will come to me. So, first one is a just around the 1% growth used to pay back the note. Question is, is this based on total sales of the company or just based on the new location sales? So, you wanna just get that one real quick?

**John Long:** It's based on total sales.

**Bill Clark:** Yea, ok. Perfect and that's for anything that's Texas Zebo related

**John Long:** yea, not just total sales of our current locations in Dallas and Austin, but then also as we add anything new with respect to adding a Stella Public House in Dallas or anything in Houston. So it's total Texas Zebo operating company gross sales.

**Bill Clark:** Yep. Perfect. Thank you. And then this kinda just is a good follow up. So, separate question – has Zebo licensed a concept in other states? You wanna just talk about California really quickly and the separate –

**John Long:** Yea we have, so, this investment is in Texas Zebo which is the operating company that owns, manages, operates, all of the restaurants in Texas. We have a separate sister operating company in California Zebo that owns and operates locations in California. It's a different set of investors, it's a different legal entity. It launched both a Halcyon and a Stella Public House in San Diego in 2014, and has similar expansion plans and aspirations.

**Bill Clark:** Great, thank you. So, next question, there's a two-parter. So first one I'm gonna help with. When would the repayment terms begin on this investment? So, there are 18 days left in this offering and then once that's done then the clock starts ticking on the sales, revenue. We're going to be doing it quarterly and so June 30th is going to be the first basically quarter. It doesn't make sense to do something in a shortened quarter, so it will be June 30th. And then, the second question relating to that is just why you're choosing this method of investment rather than traditional methods?

**John Long:** Well it's not an either or, we have all traditional methods. So, we have some traditional debt instruments in place to do some [inaudible] financing. We do have traditional equity in place from accredited investors that have joined our operating customers with long-term equity. And this bridged the gap, this kind of is, it's debt, it's equity, it's halfway in between, it's innovative, and it's a way frankly to let our customers to participate. So, we want our customers and our brand advocates to be able to help us grow, and this creates a vehicle for them to do that. I mean, at a minimum investment level of $250,000, it would impossible for us to bring on hundreds of investors on to our cap table as individual investors. So we typically from an equity perspective of a minimum investment of at least $50,000, before we would bring somebody into our holding company in a true membership position, from a traditional long-term equity investment. But we do do that, and then from a debt perspective we typically find debt down at the five to seven percent APR range for long-term collateralized securitized debt, which this instrument is not either. So, you know, not only do we see this as an alternative funding method, and we see it as a way to reach out to our customers, and to have brand advocates participate. You also just see from our background being Wharton MBAs and being, I'm also in the private equity space raising money for real estate, for a real estate fund, I just find equity crowdfunding to be completely, I'm excited about it, and I'm a big fan, and am just happy to participate in this kind of new arena.

**Bill Clark:** Great, thanks John. So, next question, according to the different scenarios you've modeled, what is the annual rate of return estimated? And, I'm going to take this one, John. So, unfortunately because of the rules and the way that we kinda go about doing Title III regulation CF crowdfunding, we're not able to present you with a forecast of what's going to happen in the future because obviously lots of things can happen that can impact that. So, what we rely on is the facts and what we have from historical financials and in sales. So, sometimes it's a little hard to look at a 1% gross sales payback as a, because it looks like a small number with about $5 million top line sales. When we're looking at it, you have to do some due diligence on your own, unfortunately, to kinda look at it and say okay, there's two restaurants or locations, and they're gonna go expand too, so what could that look like? So, we won't be able to answer the question, I just wanted to let you know why because we're really limited in what can share as far as projections go. So, I do apologize for that, it is frustrating, but just wanted to let you know. Ok, so, next up, some questions about expenses. Regarding 2.3 million in operating expenses during 2015, could you help define what types of expenses are found in the admin, direct operating and marketing? And then, I don't think you need to get into too much detail, but just what types of expenses are in those?

**John Long:** I can be really quick on that. Admin expenses, actually the biggest line item in admin expenses, is merchant account fees. Right, so that actually equates to 2.5%, is our merchant account fees. And then it also has our liability insurance in there, and so typically they're non-controllable, so they're fixed expenses that are required to operate [inaudible] with respect to insurance, bank fees, merchant account fees, etc. The direct operating expenses typically are controllable expenses of the restaurants the GM can manage. They include things like linens, with respect to the business, disposable supplies, they also, big line item, will be durable supplies for placements. So, cups are always breaking, plates you need to replace, kitchen equipment, knives, etc. So, durable supplies, disposable supplies, linens, things like security, your utilities is a big line items in there, your electric and gas, etc. From a marketing perspective, we keep, we're lean and mean on that, it includes just PR, Facebook advertising, social media, and any, if we do any event or print marketing, etc.

**Bill Clark:** Ok. Great thank you. And then, one last question. On the personnel costs, the question is, does it also include any managing members of the Texas Zebo, or is it just strictly restaurant employees?

**John Long:** It's strictly restaurant employees. It does include the salary of Lacy, who is the operating partner. But she runs, she's a salaried employee that runs all of Texas Zebo. It does not include any salaries or any compensation for the managing members of Zebo, which would be Kris, myself and Hansen. So, we're solely compensated through the holding company and our equity interest therein. So, there is no management fee put into place for Texas Zebo going back to the holding company, it's purely based on an equity cash distribution.

**Bill Clark:** Ok. Great. Thank you.

**Kris Hardy:** [inaudible]

**Bill Clark:** Sorry go ahead Kris

**Kris Hardy:** Sorry I don't know if I'm audible. I was saying, so in other words, we don't have a management fee, we don't have the comfort or luxury of that, but our interests are completely aligned with investors. If the business doesn't make money, we don't get paid.

**Bill Clark:** Perfect, thank you. Real quick question on demographics. You mentioned that Dallas has better demographics. Can you just talk briefly about what you look at specifically when you, I think you answered a little bit of this, so this question may have come a little bit earlier but

**Kris Hardy:** Well let me, what I have in front of me was provided by, census data, through our real estate agent. So looking at the Greenville location specifically, relative to Austin and our Blue Star locations, one of the key things I look at is just total population in the area, because a significant chunk of our customers come from a one-mile ring around the store. So, the one-mile ring population of Greenville is, in 2015, was about 21,000 people, and the one-mile population of Austin in 2015 was about 15,000 people. So there's 6,000 more in Greenville. The one-mile ring in Blue Star was 11,000 people, so almost double the population around Greenville, and currently the shared Blue Star Halcyon is doing the same level of business that Austin is. The second thing that I look at is the vehicles per day, the traffic that goes by. So in Austin you're right on Lavaca which is one of the main thoroughfares into downtown, we get 14,000 cars per day going up and down Lavaca. We will get 15,500 vehicles per day going up and down Greenville Avenue. And in San Antonio we only have 8,000 per day. Everything else, the one-mile ring in Dallas, it's a very mature neighborhood, and the growth there is about 5% projected over the coming five years, versus 6% around our San Antonio store, and 18% around downtown, of course we have a lot of condos going in. So, from a population standpoint, still posting almost 5% growth at Greenville is solid, but we start out with 25% more people to begin with. Those are the, in general, the demographics I look at, the quick demographics I look at when I compare Greenville to our existing locations.

**Bill Clark:** Ok. Sound good, well we are out of time, there are a few additional questions, but we will, we'll make sure that we answer those, if we didn't answer them, so we'll send you a separate e-mail on that. Just real quick, we've raised $141,000 total for this opportunity. We have 18 days left, and so if you have any additional questions, you can answer them in the forum, separate from the ones you've already answered here that we'll answer. And, look forward to having you be a part of this opportunity if you are so inclined. So, thank you everyone for participating, if you missed any part of this, it will be up on the site later today so you can watch any of that. And John and Kris, really appreciate you as well. So thanks everyone.

**John Long:** Thanks everybody

**Kris Hardy:** Thank you.